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05007628

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Michael Page Int'l

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 04 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5762

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/4/05

[82-5162]

AR/S
12-31-04

Michael Page

INTERNATIONAL

MICHAEL PAGE INTERNATIONAL PLC
ANNUAL REPORT 2004

Compliance Manager, China

Morgan Stanley

Morgan Stanley has a diverse product and service offering in Institutional Securities (Equity, Fixed Income and Investment Banking), Private Wealth Management and Investment Management and are cosidered one of Asia's most prestigious financial institutions.

Financial Services, Securities, Legal, Audit or Regulatory Backgrounds Sought

A new opportunity exists to join them in a Compliance role to focus largely on their China regulatory affairs. Key responsibilities will include advising business units on PRC regulations, supporting the development of policies/procedures, maintaining documentation, performing surveillance and monitoring activities and managing relationships with local regulatory bodies. This role will be initially based in Hong Kong with the view of relocating to Shanghai as the business requires it.

The successful candidate should ideally possess relevant working experience in the financial services sector, with an understanding of the regulatory environment in China. Fluent spoken Putonghua and the ability to read/write simplified Chinese are essential for this role.

- Other opportunities: Alternatively, experienced candidates with product knowledge of Private Wealth Management, Equities or Fixed Income are welcome to contact us regarding other regional opportunities including Singapore and Hong Kong.

To apply for this position, please contact Joanne O'Reilly on (+852) 2530 6100 quoting reference number JO205 or go to www.michaelpage.com.hk/apply Data collected will be used for recruitment purposes only.

100 offices in 16 countries worldwide
www.michaelpage.com.hk

Michael Page
FINANCE

Chief Financial Officer, Asia

Michael Page
INTERNATIONAL

Chief Executive Officer – Perth

This organisation has a strong position in the supply and sale of consumer products. With continued growth and recent large scale acquisitions they face a bright and challenging future.

Consumer Focused Industry | $200,000 + Bonus + Car

With a strong market presence established they seek a commercially and market driven executive to manage and direct the organisation and drive the continued expansion of the business. This will include the setting, monitoring and achievement of short and long-term business objectives, taking an active role in managing key customer and supplier relationships and working closely with and developing the management team.

You will have strong management experience with function head managers reporting in. It is essential you possess the vision, drive and passion to take the whole business forward in a competitive and dynamic market place. Ideally you will have extensive experience within a retail environment and have demonstrated the ability to formulate and negotiate commercial relationships with key business partners.

To apply for this position, please contact Sally Hick on (08) 9215 9510 quoting reference number SKH854 or go to www.michaelpage.com.au/apply

100 offices in 16 countries worldwide
www.michaelpage.com.au

Michael Page
INTERNATIONAL



United Church Schools Trust

Help take our schools to the next level

Michael Page
HUMAN RESOURCES

Sales Manager

Coloplast

Michael Page
SALES & MARKETING

Ready for a challenge?

premierline direct
✓just business insurance

Database Marketing Manager

Marketing Manager

Michael Page
MARKETING

Retail Manager

DU PAREIL...

Michael Page
SALES & MARKETING

South-West Career Opportunities – Finance Professionals

IMERYS

Operations Director

Michael Page
ENGINEERING & MANUFACTURING

Director, Business Support & Operations Analysis

Michael Page
FINANCE

The Walt Disney Company (France)

Manager Global Licensing

Marne la Vallée (77) I H/F

Rattaché(e) au VP Global Licensing, vous contribuez à la *définition, la mise en place et l'animation de la politique de* licences au niveau mondial. Plus particulièrement en charge de notre pôle édition, vous êtes responsable de développer le CA et la marge de cette activité. Vous contribuez à l'optimisation de nos business models, décidez du référencement de nouvelles licences et du lancement de nouveaux titres. Vous êtes également responsable du déploiement d'outils CRM et d'indicateurs de mesure de performance de l'activité au niveau international.

De formation ESC + idéalement MBA, vous justifiez d'une expérience d'au moins 3 ans de coordination commerciale et marketing dans un contexte international. Vous êtes bilingue français/anglais et parlez idéalement une troisième langue (italien, japonais, espagnol, russe).

Merci d'adresser votre CV par e-mail (format WORD) **: commercial@michaelpage.fr sous la réf. VPDU 507754 à Pierre-Emmanuel Dupil (Bureau Neuilly-sur-Seine).**

www.michaelpage.fr

Michael Page
COMMERCIAL

Chief Financial Officer

PUMA

Michael Page
FINANCE

Sadia

Gerente de Saúde e Segurança do Trabalho

A Sadia é uma das maiores empresas alimentícias da América Latina com 13 unidades industriais.

São Paulo - SP | Pacote Atrativo

Suas principais responsabilidades serão:

- Gestão e controle dos aspectos relacionados saúde e segurança do trabalho em todas as operações da empr esa;
- Forte conhecimento e interação com órgãos governamentais;
- Desenvolvimento e implementação de políticas de segurança.

Para esta posição, você deve ter formação em Engenharia, com Pós-Graduação em Segurança do Trabalho e experiência mínima de 5 anos em gestão da segurança do trabalho. Liderança, flexibilidade, atitude hands-on e forte relacionamento interpessoal completam o perfil. Inglês fluente é desejável.

Favor enviar CV para Danilo Miyasato no e-mail manufacturing@michaelpage.com.br mencionando a *referência* PDMI 36907 | Rua Funchal, 375 7° andar CEP 04551-060 | 0xx11 4505-6000

Michael Page
ENGINEERING & MANUFACTURING

CompAir

Field Service Engineer

In the top three companies of its kind in the world, CompAir provides compressed air and gas solutions to meet the needs of a diverse range of applications and markets around the globe. Employing a workforce of more than 3000 world-wide, CompAir has manufacturing facilities in North America, the United Kingdom, Continental Europe and China as well as sales outlets in over 100 countries.

West-Flanders & Hainaut - Antwerp & Limburg | M/F

As a Field Service Engineer, you :

- assure successful startup of the products at the customer ;
- implement the preventive and curative maintenance and the upgrades to the existing machines on the field ;
- provide technical training and recommendation ;
- are the ambassador of the CompAir company and products.

You have a technical degree in electro mechanics and have a broad technical knowledge both in the field of mechanics and electricity. You are interested in the practical side of technics. A first experience in a similar function is an advantage. Mobility and availability are essential as you gradually get involved in the 24h on call service and that you travel a lot in your service. Practical knowledge of English and French are required.

Beside a pleasant working environment, exposure to a broad range of disciplines in mechanics, electricity and electronics, and the possibility to evolve into an independent and varied function. CompAir offers you a competitive salary with extralegal advantages.

Applications should be sent to Jean-FranÂcis Mahieu by e-mail on engineering@michaelpage.be quoting reference BEBV 485135/IR

www.michaelpage.be

Michael Page
ENGINEERING

Senior Sales and Financial Analyst

Michael Page

Australia | Belgium | Brazil | China | France | Germany | Italy | Japan | Netherlands

Calvin Klein
underwear

Attachés(ées) Commerciaux(iales)

Marque prestigieuse de sous-vêtements et maillots de bain pour homme et femme, nous recrutons des Attachés(ées) Commerciaux(iales).

Nord Est (Reims) | Réf. VDLE 505112
Sud Est (Marseille) | Réf. VDLE 505758

Vous prospectez et développez un portefeuille de clients multimarques sur votre zone par la commercialisation de l'ensemble de nos lignes. Vous négociez les linéaires et mettez en place un réel partenariat avec les détaillants. Vous justifiez d'une expérience commerciale réussie d'au minimum 2 ans auprès d'un réseau de détaillants dans le secteur de la lingerie idéalement.

Homme/femme, votre maturité professionnelle et votre sens de la négociation sont indispensables pour relever ce challenge.

Merci d'adresser votre CV par e-mail (format WORD) : commercial@michaelpage.fr sous la référence choisie à Delphine Le Feuvre (Bureau Neuilly-sur-Seine).

Michael Page COMMERCIAL

Inköps- och Logistikchef

Schering-Plough

Michael Page INTERNATIONAL

Euromold
a Nexans company

Process Automation Engineer

EUROMOLD belongs to the NEXANS Group and is European Leader in the field of design, production and commercialisation of industrial accessories for medium voltage cables. Euromold's cabling systems, transformer-end connectors and bushings are renowned for their reliability, safety, and easy maintenance. The company's headquarters in Aalst employs more than 300 people and realises a turnover of 50 million Euros.

Aalst | M/F

Your main responsibilities are :

- to define the strategy regarding automation processes and carry out feasibility studies ;
- to design and implement automation systems taking into account all interfaces between the molding and trimming processes, robot tools and robots ;
- to manage the automation projects making use of project management methods ;
- to manage an automation team (engineers & technicians) ;
- to provide technical guidance and development in optimising the production process.

You have an Engineering degree and at least 5 years experience in automation, preferably in the sector of molding, trimming and testing or machine manufacturing. You have knowledge of programming, and repairing PLCs. You are creative, autonomous, result oriented and have exceptional organisational and communication skills. You are fluent in Dutch and have a good knowledge of English.

Applications should be sent to Jean-FranÅcis Mahieu by e-mail on engineering@michaelpage.be quoting reference BEOS 495029/8R

www.michaelpage.be

Michael Page ENGINEERING

Chief Financial Officer

This is an outstanding opportunity to join a leading Australian retail organisation. The business now requires a CFO, with the drive and potential to develop into CEO, to play a pivotal role in the commercial and strategic direction of the business.

Melbourne Based | Package $200,000+

Reporting to the CEO, you will be a key member of an energetic senior management team and lead the Finance and IT functions. Technical aspects aside, you will operate cross-functionally providing financial strategy and commercial support and advice to the CEO and the senior management team.

CA/CPA qualified with sound all round technical finance skills, including FX treasury/cashflow management, you must also have a track record of success in commercially and strategically orientated senior finance roles. Whilst exposure to the retail sector would be advantageous, more important is the ability to build effective cross-functional relationships and demonstrate the leadership and communication skills to operate at the highest level.

To apply for this position, please contact Richard King on (03) 9607 5618 quoting reference number RK333 or go to www.michaelpage.com.au/apply

Michael Page FINANCE

Finance Manager

Prince's Trust

Michael Page

Director, Sales – Hong Kong

Michael Page

Logistics Contracts Manager

PPG

Michael Page

Market Risk Vacancies in Equity Derivatives & Interest Rate Derivatives

BNP PARIBAS

Michael Page

VP Finance Americas Division

VERINT

Michael Page



FAIRLINE

Do you have the skills to drive this world leading company forward?



HR MANAGER

Michael Page

CFO

DIESEL

Michael Page

Procurement Manager

Grant Thornton

Michael Page

Financial Planning and Analysis Manager

Michael Page

Head of IT

Michael Page

European Accounting Manager

PIONEER.
A DUPONT COMPANY

Michael Page

Jefe Nacional de Ventas & Marketing

KCI
The Clinical Advantage®

Empresa multinacional americana con sólido posicionamiento en el ámbito del fungible hospitalario, debido a su fuerte crecimiento.

Madrid | Atractiva remuneración

Reportando al Director General, el candidato se responsabilizará de.

- Elaborar y gestionar el presupuesto anual de ventas.
- Aplicar la política comercial a nivel nacional.
- Gestionar, formar y dirigir un equipo comercial bajo su responsabilidad (8/10 delegados).
- Negociar las operaciones con grandes cuentas, en colaboración con el responsable de cada cliente.
- Crear, definir e implementar junto con el Director General el Plan de Marketing.
- Liderar el lanzamiento de nuevos productos en el mercado.
- Participar activamente en el Internacional Marketing Group.

El candidato, licenciado superior, preferiblemente en Ciencias de la Salud, (valorable también DUE), acreditará al menos 3/4 años de experiencia en puestos comerciales en el sector hospitalario en el área de fungible. Se valorará muy positivamente experiencia en el área de apósitos y/o material quirúrgico desechable, así como experiencia en departamentos de Marketing. Imprescindible nivel alto de inglés.

Buscamos una persona con gran capacidad de negociación y comunicación, con altas dotes de liderazgo y de gestión de equipos.

Rogamos envíe su candidatura por email (formato WORD) a: comercial@michaelpage.es a la atención de Ignacio Valles indicando la referencia MIVB145508.

109 oficinas en 16 países
www.michaelpage.es

Michael Page COMERCIAL & MARKETING

Financiële Toppers

Michael Page

Credit Manager

de lage landen
partners in finance

Michael Page INTERNATIONAL

Sales & Marketing Director Europe

Michael Page

Vice President, Marketing & Communications

Be Bullish — Merrill Lynch

The Asia Pacific Marketing & Communications function, based in Hong Kong, covers ten Asian countries and plays a critical role in communicating the brand image and media profile of Merrill Lynch, with an increasing focus on mainland China. This encompasses employee communications, sponsorship, corporate communications, philanthropic work and, most importantly, cultivating a close and effective relationship with journalists in all media, both Chinese and English.

Media Relations Focus

We now seek to recruit an experienced professional to work specifically with the Merrill Lynch Research Group. Responsibilities will cover all media relations pertaining to this area as well as all sponsorship and charity work for the organisation. You will work with a high calibre team of analysts, your "internal clients", ensuring Merrill Lynch gains optimal media coverage across the region. Most importantly, you will develop effective media campaigns for the Merrill Lynch Research Group.

To qualify for this position you must be a media and/or communications professional with a minimum of eight to ten years marketing and corporate communications experience, with strong regional and financial industry exposure. You must be assertive, outgoing and able to work independently. You should also be able to prioritise work and be extremely well organised and adaptable to the demands of a large, truly international and dynamic business environment. Fluency in English, Mandarin and Cantonese is essential.

To apply for this position, please contact Michael Page on (+852) 2530 6100 quoting reference number AT262 or go to www.michaelpage.com.hk/apply

109 offices in 16 countries worldwide
www.michaelpage.com.hk

Michael Page SALES & MARKETING

Sea Island Cotton Top
by John Smedley
Leather Pleated Mini Skirt
by Esprit NY Edition
Suede Kitten Heel Boots
by Hobbs
Hair & Make-up
by Denise Lilley
Styling by Jo Bell
Professional Career
arranged through
Michael Page International



Michael Page International is a world leading recruitment consultancy
110 offices in 16 countries worldwide | www.michaelpage.co.uk

Michael Page
INTERNATIONAL

A global organisation

Michael Page is one of the world's leading professional recruitment consultancies, specialising in the placement of candidates in permanent, contract, temporary and interim positions with clients around the world. The Group has operations in the UK, Continental Europe, Asia Pacific and The Americas and focuses on the areas of Accounting, Tax and Treasury, Banking and Financial Markets, Marketing, Retail, Sales, Legal, IT & Technology, Human Resources, Engineering & Manufacturing, Procurement & Supply Chain, Consultancy/Strategy/Change and Secretarial.

An established brand

The Group has established a leading presence in many of the key markets for professional recruitment around the world and has positioned itself in certain other markets, which offer the opportunity for future growth. Within its current largest markets, Michael Page has also built a regional presence, including in the UK, France and Australia. Consequently the Michael Page brand is among the most widely recognised brands in the professional recruitment industry.

A market leader

The role of a recruitment consultancy is to act as an intermediary, identifying and sourcing suitably qualified candidates on behalf of its clients. Candidates are recruited either for permanent or contract positions (typically for a fixed term) or on a temporary basis. Within the overall recruitment industry, the market for professional recruitment services is a specialist sector which has developed more recently. Michael Page is widely recognised as leading the development of this market around the world.

£433.7m
Group Turnover

£210.6m
Gross Profit

£40.0m
Profit before taxation and exceptional items

Building the brand: Opposite and on proceeding pages are advertisements selected from Michael Page International's current 'Fashion' campaign. They form part of a communications portfolio that demonstrates the company's commitment to building a brand that is fresh, contemporary and industry leading.

eferent Konzernkonsolidierung

Michael Page

Corporate Treasury Opportunities

UPS

Treasury Front Office Manager

European Banking Operations Supervisor

Treasury Analysts x 3

Michael Page

TREASURY

Sales Director, Greater China

iGuzzini

European Multinational | Hong Kong & PRC Focus

Michael Page

Senior Banking Opportunities in Bermuda

Senior Vice President

General Manager, Accounting & Administration

Michael Page

INTERNATIONAL

ogistieke Toppers

Unilever

Michael Page

In-house Legal Opportunity

ARMAJARO

Michael Page

Moët Hennessy

Help shape the future of luxury, world class brands

Brand Director

Assistant Brand Manager

Michael Page

MARKETING

Affordable Solutions for Better Living

IKEA

Management Opportunities

Michael Page

RETAIL

www.michaelpage.co.uk

Senior Auditors – United States of America

BDO

Michael Page

Finance Director

Michael Page

Technical Director

ACS

ACS Industrial Plastics is an SME specialized in large plastic boiler making. With 35 years of experience, the company solely manufactures specialty products outside regular specs and sizes. ACS Industrial Plasticsê poducts, which are all made to order, are columns for gas washing, evacuation sheaths for corrosive vapours, factory chimneys, process and storage reservoirs for corrosive substances.

Seneffe | M/F

As a Technical Director, you:

- manage the engineering department ;
- are in charge of the technical design of the equipments proposed to the customers ;
- ensure technical support to key customers ;
- manage the purchasing of tools, machines and of the external specialized services ;
- plan the manufacturing of the products within the time limits, respecting the defined standards of quality ;
- set up procedures necessary to the good organization of work ;
- plan and improve the technical and organisational manufacturing of the products in order to reduce the costs and to optimize quality in a general way.

You are a Civil Engineer in construction with at least ten years of experience in mechanical engineering design. You have an excellent level of French and a good level of German and English. You are a creative problem-solver, able to work under pressure, rigorous and autonomous. You are ambitious, dynamic, proactive, and mature with excellent communication skills.

Applications should be sent to Jean-FranÁois Mahieu by e-mail on engineering@michaelpage.be quoting reference BEBV 495115/IR

www.michaelpage.be

Michael Page

ENGINEERING

Uberrimae Fidei

xecutive Vice President, Finance

Michael Page

BOSCH

Product Manager

Michael Page

elegado de Ventas Andalucía

Masterfoods

Sevilla | Córdoba | Atractiva remuneración

Michael Page

Senior HR Advisor

AVIS

Michael Page

Fiscaliste International

FedEx Express

Hauts-de-Seine (92) | H/F

Michael Page

JURIDIQUE & FISCAL

Finance Director

Regional Finance Manager

Michael Page

Controlador de Projecto Urbanístico

Michael Page

irector – nternational Controller

biogen idec

Michael Page

Managing Director, Portfolio Compliance

Babson Capital

Springfield, Massachusetts | Excellent Compensation Package

Michael Page

INTERNATIONAL

Retail Opportunities

Responsable Retail

Attaché(ées) Commerciaux(ales)

Michael Page

Analista de Controladoria

ONYX

São Paulo - SP

Michael Page

FINANCE

Managers

Michael Page

Qualité

Häagen-Dazs

Häagen-Dazs, leader mondial de la crème glacée de luxe, recherche dans le cadre de son développement un(e) Directeur(trice) Qualité.

Arras (62) | H/F

Membre du Comité de Direction, rattaché(e) au Directeur usine, vous définissez et animez l'intégralité de la politique Qualité Sécurité Environnement du site dans le respect de la stratégie du groupe. Vous garantissez la conformité du système qualité avec les normes et réglementations. Vous managez une équipe Qualité de 15 personnes (2 managers, 13 techniciens). Vous élaborez le budget Qualité.

Leader et facilitateur, vous initiez et accompagnez les évolutions nécessaires au développement de la Qualité.

Ingénieur agroalimentaire de formation, vous justifiez d'une expérience opérationnelle significative (10 ans minimum) exercée dans une fonction qualité à responsabilités managériales sur site de production, au sein du secteur agroalimentaire.

L'anglais courant est impératif.

Merci d'adresser votre CV par e-mail : ingetech@michaelpage.fr sous la référence PFJU 507430 à Franck Julie (Bureau de Lille).

www.michaelpage.fr

Michael Page
INGENIEURS & TECHNICIENS

Treasury Services

Structured and Interest Rate Derivative Managers | Project Manager – New Business Initiatives | Derivatives Hedge Accounting Managers | Derivative Sales Product Controller | Funding & Liquidity MIS Manager

Michael Page

Production Manager

RIETER

Rieter Automotive Belgium is part of Rieter Group, a Swiss-based industrial group operating on a global scale. The company is an important subcontractor of the automotive industry, and employs over 300 people.

Genk | M/F

As an experienced people manager you :

- are responsible for reaching the objectives in machine availability, performance, scrap, productivity, security, ergonomics and staff satisfaction ;
- lead the team leaders and maintenance crews to work according to the approved work instructions, security procedures, and to follow environmental regulations ;
- set priorities based on the planning of the different lines ;
- manage the implementation of changes in the organisation (change management, continuous improvement projects, product modifications) in consultation with the Operations Manager ;
- inform the Executive Board, the prevention counsellor and the environment coordinator of abnormal situations and formulate recommendations.

You combine an Engineering degree and 5 years of operational experience in a production environment. You are a persevering, pragmatic and rigorous people manager, with a hands-on mentality. Knowledge of the World Class Manufacture and the Total Productive Maintenance standards is considered an asset. You are fluent in Dutch and English, knowledge of German is considered an advantage.

Applications should be sent to Jean-FranÁois Mahieu by e-mail on engineering@michaelpage.be quoting reference BEOS 494934/IR

www.michaelpage.be

Michael Page
ENGINEERING

Managerial positions

Sales Manager

Account Manager

www.michaelpage.it

Michael Page
SALES & MARKETING

We're with you ab initio

Michael Page

Johnson & Johnson
Vision Care

Want to join a world leader?

Territory Managers

Michael Page
SALES

Finance Director, China

Microsoft

Facing the challenges and opportunities offered by information technology, Microsoft has always focused on unlocking the power of computing to help people realise their full potential. As the global market leader, their commitment to innovation and creativity has consistently surpassed expectations to maintain a brand name synonymous with quality. A Finance Director to spearhead their rapidly expanding Mainland China business is now required.

Leader of the China Business | Based in Beijing

Reporting directly to the President, China and functionally to the Asia Pacific region, this is a critical role to re-engineer the entities in China to form a solid foundation to maximise tax efficiencies and support the future business. Key responsibilities will include:

- Lead, coach, develop and motivate a large team across a wide variety of operations.
- Oversee all finance, tax, treasury, IT, production, logistics, real estate and administration.
- Support the President with the financial direction of the business.
- Build and maintain relationships with government departments and tax bureaux.

This is a high profile and visible position to lead the restructure and direction of the China business. As a key figurehead you will possess the following:

- Professionally qualified with extensive proven experience with a Big 4 firm or multinational corporation.
- Previous exposure to a US culture and attitudes, coupled with the ability to bridge the gap with local teams.
- Technically strong with hands-on experience of US GAAP and Chinese accounting principles.
- Analytically minded, commercially focused and the ability to lead and manage conflict resolutions.

All applicants must be fluent in reading and writing English and Chinese and have hands-on experience of conducting business in China. Experience in another hi-tech corporation is a distinct advantage, or alternatively you may be a Partner in a Big 4 accounting firm.

To apply for this position, please contact Michael Page on (+852) 2530 9100 quoting reference number J4465 or go to www.michaelpage.com.hk/apply

Michael Page
FINANCE

SECRETARIAL

The fresh face of Secretarial

Working for You

Michael Page

Exceptional Finance Opportunities

RSM Robson Rhodes

PR/PPP Corporate Finance Executive/Manager

dyson

General Manager
Commercial Product Division

Michael Page
SALES

International Purchasing Director

Lugano | M/F

www.michaelpage.ch

Michael Page
INTERNATIONAL

You used to live in a world of possibilities.

You still do.

Michael Page
INTERNATIONAL

Head of Marketing Services

The Open University

Michael Page
MARKETING

Marketing Communications Specialist – EMEAA

worldspan

Michael Page
MARKETING

In-Flight Retail – General Manager

easyJet.com

easyJet currently has operating bases throughout the UK and mainland Europe. It is a truly European operation that has taken full advantage of the reforms offered by the single European aviation market. easyJet favours an informal company culture with a very flat management structure within a minimalist low cost environment.

Based Luton, England | Competitive Salary + Benefits

As General Manager you will have full responsibility for the development and significant planned growth of the broad retail proposition of this highly regarded airline. This is a truly European remit and offers the opportunity to have huge impact on the future success of the business. The scope of this role requires an individual with energy, ideas, passion, communication skills across a wide range of levels, and the ambition and ability to effectively manage your own business unit.

Who we're looking for:

This is a high level and broad retail role and as such requires an individual with the range and depth of skills to match:

- Proven track record of driving performance and profitability
- Good academics and an analytical mind with IT skills.
- Retail experience across a large European consumer base
- Responsibility for the development and delivery of a portfolio of products/services (ideally including food)

You should have strong negotiating skills, be a strong influencer and demonstrate a creative flair. European experience and perspective is a crucial element of this role.

All interested candidates should contact Alex Foxell on 020 7269 2495 or send your CV via email to alexfoxell@michaelpage.com quoting ref 265790. Michael Page International is a world leading recruitment consultancy.

www.michaelpage.co.uk

Michael Page
RETAIL

Fondsbuchhalter / Spezialfonds

Michael Page

Supply Chain Manager

Michael Page
PROCUREMENT & SUPPLY CHAIN

Legal Counsel

PETRO-CANADA

Michael Page
LEGAL

ugal | Singapore | Spain | Sweden | Switzerland | United Kingdom | United States

Chairman's Statement

The professional employment markets are primarily driven by the levels of economic activity and business confidence which move in cycles, the timing and extent of which vary from region to region around the world. Our fundamental strategy is to grow the Group organically and, during an economic slowdown, maintain our infrastructure while continuing to make sensible investments for the future. As a result, we are particularly well positioned to benefit from any improvements in the market. During 2004 the markets improved in all the regions in which we operate and accordingly, I am very pleased to report a considerably improved set of results for 2004.

Financial highlights

Turnover for the year ended 31 December 2004 increased 16.4% to £433.7m (2003: £372.6m). As expected in an improving market, permanent placements grew more rapidly than temporary placement activity, and this movement in business mix contributed to a larger revenue (gross profit) increase of 18.0% to £210.6m (2003: £178.5m). Given the Group's high operational gearing, operating profit before exceptional items increased by 75.0% to £40.0m (2003: £22.9m).

Profit before tax and exceptional items was £40.0m (2003: £23.5m) and adjusted earnings per share before exceptional items were 7.4p (2003: 4.1p).

Dividends and share repurchases

It is the Board's intention to pay dividends at a level which is sustainable throughout economic cycles and to continue to use share repurchases as an additional mechanism for returning surplus cash to shareholders. Accordingly we will be seeking shareholders' consent for a renewal of the repurchase authority at the Annual General Meeting on 27 May 2005.

As the Group's profitability has increased considerably and the prospects are encouraging, the Board is proposing an increase in the dividend for the year of 17.6%, the first such increase since flotation in March 2001. A final dividend of 2.75p (2003: 2.3p) per ordinary share is proposed which, together with the interim dividend of 1.25p (2003: 1.1p) per ordinary share paid in October, makes a total dividend for the year of 4.0p (2003: 3.4p) per ordinary share. The final dividend will be paid on 3 June 2005 to those shareholders on the register at 6 May 2005. The total dividend is covered 1.9 times by adjusted earnings per share before exceptional items of 7.4p.

During the year we reinitiated share repurchases acquiring 14.2m shares for £24.1m, representing an average cost per share of 170p.

Employees

I wish to express my thanks to the staff worldwide for their commitment, loyalty and efforts throughout the year. Having operated throughout a sustained period of difficult trading conditions, they have maintained your Company's position as the international leader in the specialist recruitment industry.

Board of Directors

It is with regret that Rob Lourey has informed the Board that he will be resigning as a Non-Executive Director in April 2005. Rob will be relocating to Sydney, Australia and as a result, will be unable to continue as a Director of the Company. Since his appointment in 2003, Rob has been a valued member of the Board and we wish him well for the future. A search for Rob's replacement is currently underway.

Outlook

The short term outlook is encouraging. Market conditions in the UK, Asia Pacific and The Americas are favourable and we plan to grow our businesses by increasing our headcount, continuing the discipline roll out and opening new offices. In Continental Europe where market conditions are improving but remain uncertain, we will increase headcount in some of our businesses but no new office openings are planned for 2005.

On 6 April 2005 we will make a statement in respect of our trading for the first quarter which, unlike in 2004, includes Easter, an important holiday period.

Adrian Montague
Chairman
22 February 2005

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ichael Page International is a world leading recruitment consultancy
0 offices in 16 countries worldwide | www.michaelpage.co.uk

Michael Page
INTERNATIONAL

Chief Executive's Review

My expectation at the start of 2004 was that whilst the prospects for the UK, Asia Pacific and The Americas were improving, our Continental European businesses would face another difficult year as trading conditions remained weak. These assumptions proved to be correct for the best part of the year. However, in Continental Europe, after the summer holiday period, we experienced improving activity levels which strengthened as the year ended.

We continued our strategy of investing cautiously and sensibly in the organic development of our businesses, while maintaining our normal tight cost control. This strategy means that we are operationally geared and while profitability suffered during the downturn, we gain the benefit as conditions improve. This is evidenced by our 18% increase in revenue (gross profit) for the year, yielding a 75% increase in operating profits to £40.0m (2003: £22.9m before exceptional items).

Staff and office numbers

We started the year with 2,260 fee generating and support staff operating from 105 offices in 16 countries. During the course of the year we opened five offices and extended our existing disciplines into more locations. At 31 December 2004 we employed 2,551 fee generating and support staff operating from 110 offices in 16 countries.

United Kingdom

In the UK, turnover increased by 20.9% to £234.8m (2003: £194.3m) and revenue by 21.4% to £110.0m (2003: £90.6m). Operating profits were £23.6m (2003: £15.6m before exceptional items).

The revenues of the finance and accounting businesses of Michael Page Finance, Michael Page City and Accountancy Additions, which generated 62% of UK revenue, were 17% higher than in 2003. Michael Page Finance, the largest of the three businesses, opened an office in Maidstone and recorded its highest quarterly revenue of the year in the fourth quarter, which is encouraging given that this quarter included the seasonally quieter Christmas period. The Finance business in part benefited from increased demand for candidates, driven by the needs of companies to prepare for the impact of International Accounting Standards and compliance with Sarbanes-Oxley. The revenue of Michael Page City improved significantly, particularly in the first half of the year, whilst Accountancy Additions, which specialises in lower level finance and accounting positions, grew revenue at the fastest rate partly driven by its network expansion from 27 to 30 locations with new offices in Cambridge, Glasgow and Nottingham.

The combined revenues of Michae[l] Page Marketing, Michael Page Sales and Michael Page Retail, were 24% higher than in 2003 an[d] represented 23% of the UK total. The national coverage of these businesses increased to eight offices in January 2004 with the opening of an office in Bristol. The Marketing and Sales businesses produced strong growth from all industry sectors and continue to develop a burgeoning temps business. Retail's growth rate was lower reflecting the tougher marke[t] for retailers in general during 2004.

Michael Page Legal which performed well throughout the downturn produced solid growth in 2004. Our small Technology business developed further during the year producing a trading profit compared to last year's breakever[n]. Michael Page Human Resources achieved very strong growth benefiting from its increased geographic coverage. We believe there is a substantial opportunity in Michael Page Engineering and Supply Chain Management having opened a fifth office (London). This business has now been separated into Michael Page Engineering and Manufacturing, and Michael Page Procurement and Supply Chain. Michael Page Secretarial which started at the end of 2003 progressed well and continues to focus on the City and West End of London.

These businesses combined produced revenue growth in 2004 of 40% and represent a significant opportunity for further strong growth as they are rolled out progressively across the UK network.

In order to capitalise on the opportunity in Scotland, we have created a separate management structure to maximise revenue from our existing offices in Glasgow and Edinburgh, as well as to roll out other disciplines.

Continental Europe

Our two largest businesses in Continental Europe, France and the Netherlands, continued to experience challenging trading conditions during the first half of the year, recording like for like revenue declines. Elsewhere in Continental Europe, all our other businesses increased revenues in the first half of the year. During the second half, market conditions marginally improved, including in France and the Netherlands, which both contributed to our fourth quarter revenue growth in Continental Europe of 21.8%.

Turnover for the year as a whole increased by 3.3% to £124.3m (2003: £120.4m) and revenue increased by 5.6% to £61.5m (2003: £58.2m). As a result of the increased revenue and tight control over costs, the region produced an operating profit of £4.4m (2003: operating loss before exceptional items of £0.3m).

In France, our second largest business after the UK and representing nearly 55% of the region, revenue was 6% lower than in 2003. Trading conditions remained very difficult during 2004 with the business only achieving modest year on year revenue growth in the fourth quarter of 2004. The improved performance during the second half of the year was largely driven by permanent recruitment resulting in revenue from permanent placements for the year totalling a similar level to 2003. The temporary and contracting businesses experienced a 15% decline in revenue year on year. We believe that the recent increase in our revenues is largely the result of our ability to service the market from our leading position which we maintained during the downturn.

Our businesses in the Netherlands, Italy, Spain and Germany collectively represent nearly 40% of the region. While the Netherlands did not achieve growth until the second half of 2004, our businesses in the other countries produced good growth throughout the year as market conditions improved. In addition, we believe we have made market share gains as conditions improved due to a number of competitors downsizing and closing offices during the downturn.

Our newer and smaller businesses in Switzerland, Sweden, Belgium and Portugal each achieved 30% plus revenue growth in 2004.

As market conditions in Continental Europe begin to improve we are starting to reap the benefit of our strategy to maintain and invest in our businesses during a downturn. As part of this process, we have rebranded 'Page Interim' as 'Page Personnel' in France, Italy, Spain and the Netherlands. If revenue growth is maintained throughout 2005, profitability should improve considerably as there remains spare capacity within a number of our businesses.

Asia Pacific

Our businesses in this region produced a very strong set of results for the year. Turnover was 22.2% higher at £62.8m (2003: £51.4m), revenue was 26.0% higher at £31.5m (2003: £25.0m) and operating profit increased 52.5% to £11.6m (2003: £7.6m before exceptional items).

In Australia revenue grew 16.7% driven largely by continued strong demand from the financial services, business services, mining and resources, and manufacturing sectors. We opened an office in Brisbane at the beginning of the year starting with financial recruitment. We also continued to progress the roll out of the newer businesses, starting Engineering and Supply Chain in Sydney.

Our businesses in Hong Kong and Singapore both experienced substantial revenue growth in 2004 capitalising on our strong market position. In August we entered into a strategic alliance with Shanghai Tian Cai Network Co. Ltd., through which we can provide recruitment services to clients in Shanghai.

2004 was a very strong year in Tokyo and we substantially grew revenue and profits. We expanded the range of disciplines by starting Sales and Marketing, and Human Resources. Our office is now at capacity and we intend doubling the size of our office space early in 2005.

The Americas

Turnover for the region was 79.2% higher at £11.8m (2003: £6.6m) and revenue increased by 65.8% to £7.6m (2003: £4.6m).

During the year we opened new offices in Chicago and Boston and continued to add headcount in the existing offices in the USA and Brazil. These investments, while increasing the cost base, contributed to the revenue growth resulting in the region making an operating profit of £0.5m (2003: operating loss before exceptional items of £0.1m).

We are extremely pleased with our progress in the USA and during early 2005 we will be investigating the opportunities for further office openings in the second half of the year.

In Brazil we enjoyed another very successful year growing headcount in both the São Paulo and Rio de Janeiro offices and starting Sales and Marketing recruitment.

New IT system

Our new front office recruitment system has been successfully rolled out throughout the UK, Continental Europe and USA. The Asia Pacific region will start implementing the system in the first quarter of 2005.

Strategy

Our overall long term strategy remains absolutely unchanged. We intend to stay focused on our core competency of specialist recruitment and to grow the business organically by the expansion of existing businesses in their local markets, the introduction of new disciplines into existing locations and by entering new geographic markets. We have numerous opportunities to grow our business in all our regions.

As we continue to grow the business it naturally becomes broader-based in terms of disciplines, customers and geographies, although we cannot escape the fact that recruitment is tied to economic cycles. Our strategy of organically growing, maintaining and sensibly investing in our business, even during a downturn, means that our financial performance will suffer during periods of economic slowdown. However, our track record since 1976 demonstrates the long term success of this strategy. As conditions improved throughout 2004 we again saw the benefits of this approach, achieving a 75% increase in operating profit on an 18% increase in revenue.

Terry Benson
Chief Executive
22 February 2005

Finance Director's Review

Profit and loss account

Turnover

Turnover for the year was 16.4% higher at £433.7m (2003: £372.6m). Turnover from temporary placements increased by 12.9% to £275.2m (2003: £243.8m) and represented 63.5% (2003: 65.4%) of Group turnover. Turnover from permanent placements was £158.5m (2003: £128.8m), an increase of 23.0%.

Gross profit (revenue)

Revenue for the year increased by 18.0% to £210.6m (2003: £178.5m) representing an overall gross margin of 48.6% (2003: 47.9%). The percentage increase in revenue is greater than the increase in turnover due to the higher proportion of permanent placements in 2004 countered by a lower gross margin on temps. Revenue from temporary placements was £62.0m (2003: £56.7m) and represented 29.4% (2003: 31.7%) of Group revenue. The gross margin achieved on temporary placements was 22.5% (2003: 23.2%).

The Group's quarterly revenue has grown sequentially throughout 2004, as shown in Fig.1, with year on year growth increasing from 12.4% in quarter 1 to 23.9% in quarter 4, an average for the year of 18% growth.

Operating profit

As a result of the Group's strategy and the profit based bonuses, we have a cost structure that is very operationally geared as evidenced by the 75% increase in operating profits before exceptional items from an 18% increase in revenue.

Administrative expenses in the year increased to £170.6m (2003: £155.6m before exceptional items) principally due to increased numbers of staff and higher profit related bonuses.

The Group's largest category of expenditure is the remuneration of our consultants and support staff. Headcount of the Group was 2,260 at 1 January 2004 and increased to 2,435 at 30 June. The Group's headcount increased further during the second half of the year reflecting both increased current activity and investment for future growth. At 31 December 2004 we employed 2,551 consultants and support staff.

Net interest

The net interest receivable in the year was negligible (2003: £0.6m). While we started the year with net cash of £22.4m there is a substantial cash outflow in January each year as quarter four and annual bonuses are paid. During 2004, surplus cash balances were invested in the short-term money market prior to being utilised for share repurchases.

Taxation

Tax on profits before exceptional items was £13.9m (2003: £9.0m), representing an effective tax rate of 34.8% (2003: 38.3%). The rate is higher than the UK corporation tax rate of 30% as a result of non-deductible business expenses, profits arising in higher tax rate jurisdictions, and losses which are unable to be offset against profits in the current year and against which no deferred tax asset has been recognised. The rate is lower than 2003, primarily as a result of the higher profits in Continental Europe.

The Company expects to obtain a deduction for corporation tax purposes for the Restricted Share Scheme which vested in 2004. This deduction reduces the current year's tax charge by £9.0m and is treated as an exceptional item in these results.

Earnings per share and dividends

Basic earnings per share were 10.0p (2003: 3.8p) and adjusted earnings per share before exceptional items were 7.4p (2003: 4.1p). The weighted average number of shares for the year was 351,555,000 (2003: 357,955,000). The 2004 average number of shares was lower than 2003 due to the share repurchases made during 2004.

An increase in the final dividend to 2.75p (2003: 2.3p) per ordinary share has been proposed which, together with the interim dividend of 1.25p (2003: 1.1p) per ordinary share, makes a total dividend for the year of 4.0p (2003: 3.4p) per ordinary share, an increase of 17.6%. The final dividend, which amounts to £9.5m, will be paid on 3 June 2005 to those shareholders on the register at 6 May 2005.


£60m
£50m
£40m
£30m
£20m
£10m
£49.5m
£51.4m
£47.8m
£43.9m
£42.8m
£45.0m
£45.0m
£45.7m
£48.1m
£52.3m
£53.5m
£56.7m
Q1
Q2
Q3
Q4
2002
Q1
Q2
Q3
Q4
2003
Q1
Q2
Q3
Q4
2004

Fig.1. Quarterly Revenue

Balance sheet

The Group had net assets of £50.7m at 31 December 2004 (2003: £53.3m) of which £12.2m (2003: £22.4m) is represented by net cash. The reduction in net assets and net cash is a direct consequence of the share repurchases made during 2004.

While our capital expenditure is fundamentally driven by the Group's headcount, 2004 capital expenditure, net of disposal proceeds, decreased to £4.4m (2003: £6.3m). This is due to the 2003 expenditure reflecting the fit out costs of a large building in London, and the implementation of the new IT system. While headcount did increase in 2004, there remained surplus office space and furnishings to accommodate the majority of the increase without further expenditure.

Trade debtors were £69.3m at 31 December 2004 (2003: £53.2m) representing debtor days of 47 (2003: 46 days).

Cash flow

At the start of the year the Group had net cash of £22.4m.

During the year the Group generated net cash from operating activities of £35.7m (2003: £29.2m) being £47.0m (2003: £29.7m) of EBITDA, an increase in working capital requirements of £6.2m (2003: £0.8m) and movements in provisions of £5.1m (2003: inflow £0.2m). The increased working capital is largely due to the growth in the business, particularly in the fourth quarter of 2004. The settlement of provisions largely relates to the payroll taxes and social charges arising on the vesting of the Restricted Share Scheme in April 2004.

The principal payments have been:

- £4.4m (2003: £6.3m) of capital expenditure, net of disposal proceeds, on property, infrastructure, information systems and motor vehicles for staff;
- taxes on profits of £4.8m (2003: £10.7m);
- dividends of £12.6m (2003: £12.2m); and
- share repurchases of £24.1m (2003: nil).

At 31 December 2004 the Group had net cash balances of £12.2m (2003: £22.4m).

Treasury management and currency risk

It is the Directors' intention to finance the activities and development of the Group principally from retained earnings, and to operate the Group's business while maintaining the net debt/cash position within a relatively narrow band. Cash generated in excess of these requirements will be used to buy back the Company's shares for which renewal of the existing authority is being sought at the forthcoming Annual General Meeting.

Cash surpluses are invested in short-term deposits with any working capital requirements being provided from Group resources or by local overdraft facilities.

The main functional currencies of the Group are Sterling, Euro, US Dollar and Australian Dollar. The Group does not have material transactional currency exposures nor is there a material exposure to foreign-denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations although our policy is not to hedge this exposure.

International Financial Reporting Standards (IFRS)

Following the European Union's adoption of Regulation (EC) No 1606/2002, the consolidated accounts of EU companies whose securities are publicly traded will be required to adopt International Financial Reporting Standards ("IFRS") together with revised International Accounting Standards ("IAS"), in issue at 31 March 2004, for their financial statements from 2005. Full year IFRS consolidated financial statements will be produced for the first time to 31 December 2005, with the first reported results under IFRS being our interims to 30 June 2005. This year's consolidated financial statements remain in accordance with UK GAAP.

A significant amount of work has been performed in 2004 by members of the Group Finance team, and this work is still ongoing. The work performed to date has been as follows:

- identification of key accounting changes and changes required to the Group's accounting policies;
- quantification of these changes detailing impact on profit and net assets;
- continued communication with the Audit Committee;

- identification of matters requiring additional disclosure, leading to changes in internal procedures to capture and report additional data; and
- preparation of a draft IFRS Annual Report based on the financial results to 31 December 2003.

As a result of the work performed during 2004, the Group is confident that it will be able to fully comply with the accounting and reporting requirements of IFRS in 2005.

The following areas that could have a material impact on the Group's financial statements have been identified. This summary is not intended to be an exhaustive list. Further differences may arise as a result of the Group's ongoing detailed assessment and interpretations of IFRS.

a) Share-based payments

Under UK GAAP, the cost of share options is based on the intrinsic value of the option at the date of grant and as such, grants made under the Group's share option plans have not resulted in a charge to the profit and loss account. Under IFRS 2 Share-based Payment, the Group is required to measure the cost of all share options granted since 7 November 2002 that have not fully vested at the balance sheet date, using an option pricing model. If IFRS 2 had been in effect for 2004 it would have resulted in a charge of approximately £0.9m (2003: £0.5m) in the income statement.

b) Goodwill amortisation

Under UK GAAP, the Group's policy is to amortise capitalised goodwill on a straight-line basis over its estimated useful economic life of 20 years. On transition to IFRS, IFRS 1 First-time Adoption of International Financial Reporting Standards requires the Group to review the carrying value of capitalised goodwill for potential impairment.

In accordance with IFRS 3 Business Combinations, from 1 January 2005, amortisation of goodwill will no longer be charged in the Group's consolidated IFRS income statement. In 2004 under UK GAAP the Group recorded a charge for goodwill amortisation of £0.1m (2003: £0.1m). Under IAS, instead of an annual charge to the profit and loss, an impairment review will be carried out at each balance sheet date, and this is required irrespective of there being an indicator of impairment in existence. If impairment is identified, the resulting debit will be charged to the income statement, rather than the current amortisation charge made under existing UK GAAP.

At 31 December 2004, the Group holds £1.4m of goodwill on its balance sheet.

c) Proposed dividends

Under UK GAAP Accounting for Post Balance Sheet Events, proposed dividends for the accounting year are accrued for and recognised as a liability. Under IAS 10 Events after the Balance Sheet Date, dividends to shareholders declared after the balance sheet date but before the financial statements are authorised for issue are no longer recognised as a liability at the balance sheet date but are disclosed separately in the notes. Accordingly, the Group will no longer recognise an accrual for its final dividend in its current year IFRS balance sheet but will report it in the consolidated IFRS statement of changes in equity for the following financial period. At 31 December 2004 the accrual for the 2004 final dividend amounted to £9.5m.

Stephen Puckett
Group Finance Director
22 February 2005

Board of Directors

Adrian Montague CBE (56)
Non-Executive Chairman

Adrian Montague is Non-Executive Chairman of British Energy plc, Cross-London Rail Links Limited and Infrastructure Investors Limited and a Non-Executive Director of Friends Provident plc. From 1997 to 2001 he held senior posts concerned with the implementation of the Government's policies for the involvement of the private sector in the delivery of public services, first as Chief Executive of the Treasury Taskforce and then as Deputy Chairman of Partnerships UK plc. He was Deputy Chairman of Network Rail from 2001 to 2004. He spent his early career as a solicitor with Linklaters & Paines before joining Kleinwort Benson in 1994. Adrian is also a Non-Executive Director of CellMark AB, the pulp and paper marketing company based in Gothenburg. He was appointed Chairman of Michael Page International plc on 22 May 2002.

Terry Benson (53)
Chief Executive

Terry Benson joined Michael Page in 1979 and was appointed to the Board in 1983. In 1986 he was promoted to Managing Director of the Group's marketing recruitment businesses and in January 1988 to Managing Director of the Group. In 1993 he was appointed Chief Executive of the Group.

Stephen Box (54)
Independent Non-Executive Director, Senior Independent Director

Stephen Box qualified as a Chartered Accountant at Coopers & Lybrand where he spent more than 25 years, 15 of these as a partner. From August 1997 to November 2002 he was Finance Director of National Grid. He is a member of the Financial Reporting Review Panel and a Non-Executive Director of South East Water Limited. Stephen has experience of Audit Committees as a partner at Coopers & Lybrand, as an Executive Director of National Grid attending Audit Committees, and as a Non-Executive Director chairing the Audit Committee of South East Water plc. Stephen was appointed a Non-Executive Director and Chairman of the Audit Committee of MGN Gas Networks Limited on 13 October 2004. He was appointed a Non-Executive Director of Michael Page International plc on 27 February 2001.

Stephen Burke (45)
Managing Director – UK

Stephen Burke joined Michael Page in 1981 and was appointed as a Director of Michael Page International in 1988 with responsibility for development of overseas businesses in the Netherlands and Germany. He returned to the UK in 1996 as Managing Director of Accountancy Additions Ltd and was appointed Managing Director of Michael Page Finance in 1999. He was appointed to his current position in January 2001.

Charles-Henri Dumon (46)
Managing Director – Continental Europe and South America

Charles-Henri Dumon joined Michael Page in 1985 and was appointed a Director in 1987. Since then he has had full responsibility for the Group's operations in France and has managed the Group's entry into Southern Europe and South America. He was appointed as Managing Director for all Michael Page's Continental European and South American businesses in January 2001.

Stephen Ingham (42)
Executive Director – UK Operations

Stephen Ingham joined Michael Page in 1987 as a consultant with Michael Page Marketing and Sales. He was responsible for setting up the London marketing and sales businesses and was promoted to Operating Director in 1990. He was appointed Managing Director of Michael Page Marketing and Sales in 1994. Subsequently he has taken additional responsibility for Michael Page's Retail, Technology, Human Resources and Engineering businesses. He was promoted to Executive Director of UK Operations in January 2001.

Rob Lourey (47)
Independent Non-Executive Director

Rob Lourey is Group Human Resources Director of BOC Group plc. He joined BOC in Australia in 1996 and was appointed to the Executive Management Board in June 2000. He has a Bachelor of Business degree in personnel management. He was appointed a Non-Executive Director of Michael Page International plc on 7 October 2003. Rob has experience as a member of the Executive Management Board of BOC Group plc, including participation in its management, investments, capital allocation, and governance. Rob also has experience as a Non-Executive Director of two publicly listed companies in the Republic of South Africa.

Stephen Puckett (43)
Group Finance Director

Stephen Puckett qualified as a Chartered Accountant with BDO Binder Hamlyn. He joined Wace Group plc in 1988 as Director of Corporate Finance, subsequently being promoted to Group Finance Director in 1991. He was appointed Group Finance Director of Stat Plus Group plc in 2000. He was appointed Group Finance Director of Michael Page in January 2001. He was appointed a Non-Executive Director of SHL Group plc on 3 March 2004, and chairs its company's Audit Committee.

Hubert Reid (64)
Independent Non-Executive Director

Hubert Reid is Chairman of Enterprise Inns plc, the Royal London Group and of the Taverners Trust PLC and Deputy Chairman of Majedie Investments PLC. He was previously Managing Director and then Chairman of the Boddington Group plc and Chairman of Ibstock Plc and Bryant Group plc. He was appointed a Non-Executive Director of Michael Page International plc on 25 February 2003. Hubert has been a member of various Audit Committees since 1993 including Bryant Group plc, Ibstock Plc, Greenalls Group plc, Royal London Group, Taverners Trust PLC, Enterprise Inns plc and Majedie Investments PLC.

Directors' Report

Principal activity and review of the business and future developments

The Group is one of the world's leading specialist recruitment consultancies. The Group's trading results are set out in the financial statements on pages 34 to 56. Details of the Group's strategy, outlook and review of operations are described in the Chairman's Statement, Chief Executive's Review and Finance Director's Review on pages 4 to 11.

Directors and interests

The following were Directors during the year and held office throughout the year.

A A Montague‡ CBE (Chairman)

T W Benson (Chief Executive)

S J Box‡*

S P Burke

C-H Dumon

S J Ingham

R Lourey‡

S R Puckett

H V Reid‡

‡ Non-Executive Directors

* Senior Independent Director

In accordance with the Company's Articles of Association, A A Montague, T W Benson and S J Ingham will retire by rotation. All retiring Directors being eligible will offer themselves for re-election at the forthcoming Annual General Meeting.

Biographical details for all the current Directors are shown on pages 12 and 13.

The beneficial interests of Directors in office at 31 December 2004 in the shares of the Company at 31 December 2004 and at 22 February 2005 are set out in the Remuneration Report on page 26.

All of the Executive Directors are deemed to have an interest in the ordinary shares held in the Employee Benefit Trust and its subsidiaries.

Results and dividends

The profit for the year after taxation amounted to £35.1m (2003: £13.7m).

An interim dividend of 1.25 pence per ordinary share was paid on 15 October 2004. The Directors recommend the payment of a final dividend for the year ended 31 December 2004 of 2.75 pence per ordinary share on 3 June 2005 to shareholders on the register on 6 May 2005 which, if approved at the Annual General Meeting, will result in a total dividend for the year of 4.0 pence per ordinary share (2003: 3.4 pence).

Share capital

The authorised and issued share capital of the Company are shown in note 17 to the financial statements.

At the Annual General Meeting held on 27 May 2004 the Company renewed its authority to make market purchases of its own ordinary shares up to a maximum of 10% of the issued share capital.

During the year the Company purchased 6,460,000 shares for cancellation with a nominal value of £64,600, representing 1.8% of the issued share capital for a consideration of £10,998,686 including expenses.

Following the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004, the Company also purchased 7,765,000 shares during the year which are held in treasury. The nominal value of these shares is £77,600 and represents 2.2% of the issued share capital. The shares were purchased for a consideration of £13,121,790 including expenses.

Fig.2. Substantial Shareholdings

Holder	Number of ordinary shares	% of issued share capital
Harris Associates	50,006,800	14.31
Barclays plc	42,227,497	12.08
AXA Investment Managers UK Limited	34,582,879	9.90
Silchester International Investors	34,569,705	9.89
Fidelity Investment Management Limited	19,391,433	5.55
Legal & General	12,780,166	3.66
Capital International Limited	10,656,792	3.05

Substantial shareholdings

As at 22 February 2005, the Company has been notified of the interests held in more than 3% of the issued share capital of the Company as shown in Fig.2. below.

Corporate social responsibility (CSR)

The Board recognises its responsibilities in respect of social, environmental and ethical (SEE) matters, with the UK Managing Director having Board responsibility for Group Environmental Management. The Directors continually monitor all risks to its businesses, including SEE risks, which may impact the Group's short and long term value. During 2004 no significant SEE risks were identified. The Company is also a member of the FTSE4Good Index Series designed to measure the performance of, and facilitate investment in, those companies meeting globally recognised standards of corporate responsibility.

The Group's policies on CSR matters are described in the following paragraphs.

(a) Environmental policy

The Group does not operate in a business sector which causes significant pollution but the Board recognises that the business does have an impact on the environment. The Board is committed to managing and improving the way in which our activities affect the environment by:

- optimising the use of energy;
- ensuring the efficient use of materials;
- encouraging re-use and recycling; and
- incorporating the principle of sustainable development.

During the year, the Group has continued to allocate a significant amount of time and resource to further identify where its activities have an impact on the environment. An environmental review was again undertaken jointly by Michael Page International plc, and Green-Works Consulting, an external firm of environmental consultants.

This review is carried out annually in accordance with the guidance as laid down by the Department for Environment, Food and Rural Affairs (DEFRA), and the Global Reporting Initiative (GRI), an independent, international institution established to create a common framework for sustainability reporting worldwide.

The current environmental report, which covers our UK businesses only, can be found on the Michael Page website. A summary of its findings during 2004 are shown in Fig.3. below.

Waste

- 240 tonnes of waste was generated by UK offices. Our current national recycling rate is 41% from recycling confidential paper and toner cartridges.
- Through recycling, Michael Page in the UK has saved 1,371 trees and saved a total of 407m^3 landfill space.

Energy

- 3,522,389 kWh of electricity was consumed in the UK, which converts to 1,514,630 $kgCO_2$
- 1,289,390 kWh of gas was consumed in the UK, which converts to 244,980 $kgCO_2$

Water

- In the UK, Michael Page consumed 32,300 m^3 of water.

Transport

In total, UK employees travelling to and from work converts to 814,392 $kgCO_2$.

(b) Charitable donations

The Group made charitable donations of £44,037 during the year (2003: £25,567) principally to local charities serving the communities in which the Group operates. Subject to certain restrictions, the Group matches charitable donations made by employees. It is the Group's policy not to make political donations either in the UK or overseas.

(c) Employee involvement

Communication with employees is effected through the Company's Intranet, information bulletins, briefing meetings conducted by senior management and formal and informal discussions. Interim and Annual Reports are available to all staff. Informal communication is further facilitated by the Group's divisional organisation structure.

(d) Equal opportunity and diversity

The Group endorses and supports the principles of equal employment opportunity. It is the policy of the Group to provide equal employment opportunity to all qualified individuals which ensures that all employment decisions are made, subject to its legal obligations, on a non-discriminatory basis. Due consideration is given to the recruitment, promotion, training and working environment of all staff including those with disabilities. It is the Group's policy to encourage the training and further development of all its employees where this is of benefit to the individual and to the Group.

Fig.3. UK Waste Generation



	Annual weight generated (tonnes)	% of total waste
Confidential waste	80	33%
Toners	2	1%
Mixed office paper	98	41%
Food waste and packaging	31	13%
Aluminium cans	3	1%
Glass bottles	2	1%
Plastic bottles & plastic cups	7	3%
Cardboard	17	7%
Total	240	100%

Throughout 2004, the Group monitored the diversity of its UK employees, 73% of whom to date have completed the voluntary request for information. The analysis indicates a split of 57% female, 42% male, with 1% declining to answer and regarding origin, 89% white, 10% ethnic origin and 1% declining to answer. The UK 2001 Census showed a total ethnic population of 7.9%. Similar monitoring will be carried out during 2005.

The Group recognises the importance of diversity in the workplace for both our own and our clients' businesses. We are committed to increasing the recognition of our brand amongst a more diverse audience, and to encourage development of an increasingly diverse candidate database. Our monitoring of our candidate databases confirms that the brand attracts candidates from a wide range of backgrounds.

We strive to ensure that we offer our clients the most qualified candidates on the basis of their relevant aptitudes, skills and abilities and that such candidates are drawn from diverse backgrounds.

During 2004, the Group joined Race for Opportunity (RfO), part of Business in the Community, a UK movement of over 700 member companies whose purpose is to inspire, challenge and support business in improving its impact on society.

The Group is currently working with RfO on a benchmarking exercise, the results of which will be reviewed by the Diversity Steering Group, which is chaired by an Executive Director, and its recommendations presented to the Board for consideration in all territories.

(e) Health and safety

It is the policy of the Group to take all reasonable and practicable steps to safeguard the health, safety and welfare of its employees, visitors and other persons who may be affected by its activities. In order to meet these responsibilities the Group will:

- assess the risks to health and safety;
- implement safe systems at work;
- provide information, instruction and training;
- establish and maintain emergency procedures; and
- regularly review health and safety policies and procedures.

The Group is being proactive in our approach to health and safety by monitoring proposed changes in legislation and implementing policies accordingly, and as such we comply with all statutory and regulatory requirements.

(f) Supplier payment policy

It is the policy of the Group to agree appropriate terms and conditions for transactions with suppliers (by means ranging from standard written terms to individually negotiated contracts) and that payment should be made in accordance with those terms and conditions, provided that the supplier has also complied with them.

The Company acts as a holding company for the Group. Creditor days for the Company were nil (2003: nil) as the Company does not undertake any transactions with suppliers. The Group's creditor days for the year ended 31 December 2004 were 38 (2003: 28 days).

Statement of Directors' responsibilities

United Kingdom Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group and the Company as at the end of the financial period and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

Deloitte & Touche LLP are willing to continue in office and accordingly resolutions to re-appoint them as auditors and authorising the Directors to set their remuneration will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The resolutions to be proposed at the Annual General Meeting to be held on 27 May 2005, together with explanatory notes, appear in the Notice of Meeting set out on pages 59 to 62.

By order of the Board

R A McBride
Company Secretary
22 February 2005

Corporate Governance

The Board of Directors has a strong commitment to high standards of corporate governance and has made significant progress in applying the main and supporting principles of corporate governance as recommended in Section 1 of the Combined Code on Corporate Governance, (the "2003 FRC Code"), for the year ended 31 December 2004.

Compliance with the 2003 FRC Code

The Directors consider that the Company has complied with the Code provisions set out in Section 1 of the 2003 FRC Code throughout the year ended 31 December 2004, except as stated below:

- **Board balance (code provision A3.2)** - The number of independent Non-Executive Directors does not equal that of the executives. The Board considers that the collective know-how and experience of the Non-Executive Directors provides a balanced mix of skills which matches the needs of the business and is sufficient to ensure proper governance of the Group which consists of an organically grown, single business, producing clear, transparent results. It is for these reasons that there is currently no intention to increase the number of Non-Executive Directors on the main Board to more than four, including the Chairman.
- **Composition of the remuneration committee (code provision B2.1)** – During the year, Adrian Montague was a member of the remuneration committee which does not comply with the recommendations made in the 2003 FRC Code. On 18 September 2004 Adrian resigned from the committee, and the Group now complies with the 2003 FRC Code in this respect.
- **Meetings with shareholders (code provision D1.1)** – The Senior Independent Director has not met directly with shareholders. However, other members of the Board and the Chairman have met face-to-face with shareholders during the year and the issues discussed are shared collectively with all Board members. Additional understanding of shareholders opinions is also gained from monthly brokers' reports. As a result of this information and extensive feedback from shareholder meetings, the Senior Independent Director and the other Non-Executive Directors believe they are aware of shareholders' views.

The Board and its operation

The Board of Michael Page International plc is the body responsible for corporate governance, establishing policies and objectives, and the management of the Group's resources. It is the Group's policy that the roles of Chairman and Chief Executive are separate.

The main Board comprises the Chairman, who has no executive responsibilities, five Executive Directors and three independent Non-Executive Directors.

All Directors are subject to retirement by rotation and re-election by the shareholders in accordance with the Articles of Association, whereby one third of the Directors retire by rotation each year. All Directors are subject to election by the shareholders at the first Annual General Meeting following their appointment. All Directors are subject to re-election every three years in accordance with the 2003 FRC Code.

Adrian Montague, Terry Benson and Steve Ingham will retire by rotation and offer themselves for re-election. As a result of their annual performance evaluation, the Board considers that their individual performances continue to be effective with each director demonstrating sufficient commitment to their role. The Board is therefore pleased to support their re-election at the forthcoming Annual General Meeting.

All Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. There is an agreed procedure for Directors to obtain independent professional advice, if necessary, at the Company's expense.

The Board meets regularly throughout the year. It has a formal schedule of matters reserved to it and delegates specific responsibilities to Committees. During the meetings, the Board formally considers how and to whom matters covered at each meeting should be communicated and actioned beyond the Board. Decisions concerning matters of a more routine nature are dealt with by management below Board level. The structure of the Group facilitates the day to day running of the business and enables efficient and effective communication of issues to the Board when required.

The Chairman and Non-Executive Directors also met during the year without the Executive Directors being present.

Each of the Committees has formal written terms of reference which were reviewed and amended in 2004 in accordance with the 2003 FRC Code. The terms of reference for each committee are available on request and are available on the Group's website. Their composition and manner in which they discharge their responsibilities are described below.

Audit Committee

The Audit Committee comprises the independent Non-Executive Directors and is chaired by Stephen Box. Their relevant qualifications and experience are shown in their biographies on pages 12 and 13.

The Committee met five times in 2004 to fulfil its duties and included attendance by the external auditors where required. The Committee also met with the external auditors during the year without the presence of management.

In 2004 the Audit Committee discharged its responsibilities as set out in the terms of reference which can be found on our website. Its principal tasks are to review the Group's internal controls, review the scope of the external audit, consider issues raised by the external auditors, and review the half-yearly and annual accounts before they are presented to the Board, focusing in particular on accounting policies and compliance, and areas of management judgement and estimates.

Objectivity and independence of external auditors

Deloitte & Touche LLP are employed to perform work in addition to their statutory duties where it is felt that they are best placed to carry out the engagement as a result of their being the Group's auditors. All other work is awarded on the basis of competitive tender.

The objectivity and independence of the external auditor is safeguarded by:

(a) obtaining assurances from the external auditor that adequate policies and procedures exist within its firm to ensure the firm and its staff are independent of the Group by reason of family, finance, employment, investment and business relationships (other than in the normal course of business);

(b) enforcing a policy concerning the provision of non-audit services by the auditor which governs the types of work:

  (i) from which the external auditor is excluded;

  (ii) for which the external auditor can be engaged without referral to the audit committee;

  (iii) for which a case-by-case decision is required, which includes all engagements over certain fee limits.

The following areas are considered to be unacceptable for the external auditors to undertake:

- Selection, design or implementation of key financial systems;
- Maintaining or preparing the accounting books and records or the preparation of financial accounts or other key financial data;
- Provision of outsource financial systems;
- Provision of outsource operational management functions;
- Recruitment of senior finance or other executives;
- Secondment of senior finance or other executives;
- Provision of internal audit services;
- Valuation services or fairness opinions; and
- Any services specifically prohibited to be provided by a listed company's external auditors under UK regulations.

The following criteria also need to be met before the external auditors are contracted to provide such services:

- The firm has the necessary skills and experience to undertake the work;
- There are no potential conflicts that may arise as a result of carrying out this activity;
- The external audit firm is subject to the company's normal tendering processes; and
- In addition to the normal authorisation procedures and prior to inclusion in a tender, approval has been given by the Group Finance Director (and the Audit Committee if the fee is to exceed £25,000).

(c) enforcing a policy of reviewing all cases where it is proposed that a former employee of the external auditors be employed by the Group; and

(d) monitoring the external auditors' compliance with applicable UK ethical guidance on the rotation of audit partners.

Remuneration Committee

The Remuneration Committee comprises the independent Non-Executive Directors and is chaired by Rob Lourey.

The Committee reviews the Group's policy on the Chairman's, Executive Directors' and senior executives' remuneration and terms of employment, makes recommendations upon this along with the specific level of remuneration to the Board, and also approves the provision of policies for the incentivisation of employees including share schemes. The Committee meets at least twice a year and is also attended by the Chief Executive except when his own remuneration is under consideration. The Remuneration Report is shown on pages 22 to 30 and includes information on the Directors' service contracts. The terms of reference of the Remuneration Committee can be found on our website.

Nomination Committee

The Nomination Committee comprises the Non-Executive Directors and is chaired by Adrian Montague. It is responsible for making recommendations to the Board on new appointments, as well as making recommendations as to the composition of the Board generally, and the balance between Executive and Non-Executive Directors appointed to the Board. The terms of reference of the Nomination Committee can be found on our website.

Succession planning

One of the basic premises behind the strategic development of the Michael Page business is that growth is organic rather than through acquisitions of companies or senior people.

In order to achieve this organic growth we require good people. It is therefore one of the fundamental principles and a major part of the philosophy of the company that we train and develop our own people. This approach creates opportunities for career progression and helps us attract and retain high calibre people.

Due to this philosophy of nurturing our own talent, succession planning is inherently a key part of the process. We do not make promotions or move people within the business unless there is a clear successor for the vacant position. It is therefore one of the key responsibilities of all levels of management, and not just the Board, to have a clear plan of development for their direct reports.

Transparency of Board appointments

The Board follows formal and transparent procedures when appointing directors. The nomination committee engages external consultants to identify a shortlist of suitable candidates for Non-Executive appointments. All the candidates are interviewed by the Chairman and the Chief Executive and evaluations of all candidates are discussed with all members of the nomination committee and the recommendation is subsequently made to the Board.

Induction and training programme

On appointment to the Board, each director discusses with the Company Secretary the extent of training required and a tailored induction programme to cover their individual requirements is then compiled. Elements of the programme typically consists of meeting senior management, site visits and attending internal conferences. In addition, information is provided on the company's services, group structure, Board arrangements, financial information, major competitors and major risks. After an initial induction phase, updates are provided on a periodic basis.

Performance evaluation

The Board, as part of its commitment to ensuring effectiveness and evaluating its performance together with that of its Directors and Committees, conducted an internal review comprising initially a questionnaire concerning all aspects of procedure and effectiveness.

Following completion of the questionnaires, the Chief Executive met with the individual Executive Directors, and the Chairman met with the individual Non-Executive Directors, to discuss their views and to give feedback on their performance. The results of the valuation were reported to the Board and where areas of improvement have been identified, actions have been agreed upon and training will be provided where required.

Stephen Box, as the senior independent director, led a meeting of the non-executive directors to appraise the performance of the Chairman. The meeting took into account any comments made by the Executive Directors.

This evaluation will be carried out annually.

Attendance at meetings

The number of meetings of the board and committees and individual attendance by the directors are shown in Fig.4:

Internal control

The responsibilities of the Directors in respect of internal control are defined by the Financial Services Authority's Listing Rules which incorporate a Code of Practice known as the Combined Code, which requires that Directors review the effectiveness of the Group's system of internal controls. This requirement stipulates that the review shall cover all controls including operational, compliance and risk management, as well as financial. Internal Control Guidance for Directors on the Combined Code ("the Turnbull Report") was published in September 1999.

The Board has assessed existing risk management and internal control processes during the year ended 31 December 2004 in accordance with the Turnbull guidance. The Board believes it has the procedures in place such that the Group has fully complied for the financial year ended 31 December 2004.

The Directors are responsible for the Group's system of internal financial and operational controls which are designed to meet the Group's particular needs and aim to safeguard Group assets, ensure proper accounting records are maintained and that the financial information used within the business and for publication is reliable.

Any system of internal control can only provide reasonable, but not absolute, assurance against material misstatement and loss. Key elements of the system of internal control are as follows:

- **group organisation.** The Board of Directors meets at least ten times a year, focusing mainly on strategic issues, operational and financial performance. There is also a defined policy on matters strictly reserved for the Board. The Managing Director of each operating division is accountable for establishing and monitoring internal controls within that division;

Fig.4. Attendance at Board Meetings (committee attendance shown for committee members only)

	Main Board
Total meetings	10
Meetings attended	
Executive	
T W Benson	10
S P Burke	9
C-H Dumon	10
S J Ingham	10
S R Puckett	10

	Main Board	Audit Committee	Remuneration Committee	Nomination Committee
Total meetings	10	5	3	2
Non-Executive				
A A Montague*	10	-	3	2
S J Box	10	5	3	2
R Lourey	9	5	3	2
H V Reid	10	5	3	2

* Resigned as a member of the Remuneration Committee on 18 September 2004 in line with the recommendation made in the 2003 FRC Code.

- **financial reporting.** The Group has a comprehensive budgeting system with an annual budget approved by the Board. Detailed monthly reports are produced showing comparisons of results against budget, forecast and the prior year, with performance monitoring and explanations provided for significant variances. The Group reports to shareholders on a half-yearly basis;
- **quarterly reforecasting.** The Group prepares a full year reforecast on a quarterly basis showing, by individual businesses, the results to date and a reforecast against budget for the remaining period up to the end of the year;
- **Audit Committee.** There is an established Audit Committee whose activities are previously described;
- **financial and operational controls.** Controls and procedures are documented in policies and procedures manuals. Individual operations complete an annual Self-Certification Statement. Each operational manager, in addition to the finance function for that operation, confirms the adequacy of their systems of internal control and their compliance with Group policies. The Statement also requires the reporting of any significant control issues that have emerged so that areas of Group concern can be identified and experience can be shared;
- **risk management.** Identification of major business risks is carried out at Group level in conjunction with operational management and appropriate steps taken to monitor and mitigate risk;
- **public interest disclosure policy.** A procedure is in place where staff may, in confidence, raise concerns about possible improprieties relating to financial reporting or other matters; and
- **internal audit activities.** These are performed throughout the year by members of the head office finance function, who are independent of the operations and by operational finance staff on operations outside their own regions. Businesses are visited on a rotational basis and their controls are assessed in their effectiveness to mitigate specific risks. In addition, there is a regular review of these risks and changes are made to the risk profile where necessary. All internal audit activities are reported to the Audit Committee. During the year, the Board reviewed internal audit arrangements and concluded that there is currently no need for a separate and distinct internal audit department.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and that the processes have been in place for the year under review and up to the date of approval of the annual report and accounts.

Board contact with shareholders

Communications with shareholders are given a high priority. The main contact between the Board and shareholders is through the Chief Executive and the Finance Director. They undertake two major investor "roadshows" each year in February/March and August/September, in which numerous one-to-one meetings with shareholders take place. The outcome of these meetings and the views of shareholders are relayed back to the Board by the corporate brokers, at the end of each roadshow. The Group's corporate brokers also report monthly to the Board on broking activity during the month and any issues that may have been raised with them.

When requested by shareholders, individual matters can be discussed with the Chairman or Senior Independent Director.

The Group also has a website (www.michaelpage.co.uk) with an investor section that contains Company announcements and other shareholder information.

Annual Report

The Annual Report is designed to present a balanced and understandable view of the Group's activities and prospects. The Chairman's Statement, Chief Executive's Review and Finance Director's Review on pages 4 to 11 provide an assessment of the Group's affairs and position. The Annual Report and Interim Report are sent to all shareholders.

The Directors acknowledge their responsibility for the preparation of the Annual Report. The Statement of Directors' Responsibilities is shown on page 16. A statement by the auditors about their reporting responsibilities is shown on pages 32 to 33.

Going concern

The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future being a period of at least twelve months from the date of approval of accounts and therefore continue to adopt the going concern basis in preparing the accounts. In forming this view, the Directors have reviewed the Group's budget and forecasts for the next twelve months based on normal business planning and control procedures.

Remuneration Report

Scope and membership of Remuneration Committee

The Remuneration Committee, which meets not less than twice a year, comprises the independent Non-Executive Directors. In order to comply with the 2003 FRC Code, Adrian Montague resigned from the Committee on 18 September 2004 and Rob Lourey was appointed Chairman on the same day. The Chief Executive attends the meetings except when his own remuneration is under consideration. The purpose of the Remuneration Committee is to review, on behalf of the Board, the remuneration policy for the Chairman, Executive Directors and other senior executives and to determine the level of remuneration, incentives and other benefits, compensation payments and the terms of employment of the Executive Directors and other senior executives. It seeks to provide a remuneration package that aligns the interests of Executive Directors with the shareholders.

The Committee has continued to review the remuneration of the Executive Directors with regard to the need to maintain a balance between the constituent elements of salary, incentive and other benefits. It receives advice from independent remuneration consultants, New Bridge Street Consultants, and makes comparisons with similar organisations.

No Directors other than the members of the Remuneration Committee provided material advice to the Committee on Directors' remuneration.

Remuneration policy

The objective of the Group's remuneration policy is to attract and retain management with the appropriate professional, managerial and operational expertise necessary to realise the Group's objectives as well as to establish a framework for remunerating all employees.

It is the Company's policy that all Executive Directors service contracts contain a 12 months' notice period. The Non-Executive Directors do not have service contracts with the Company. They are appointed for an initial term of three years and thereafter may be reappointed for a further term of three years subject to re-election at Annual General Meetings. Additional details of service contracts are shown on page 30.

The remuneration of the Non-Executive Directors is determined by the Board. The Non-Executive Directors do not receive any pension or other benefits, other than out-of-pocket expenses, from the Group, nor do they participate in any of the bonus or share option schemes.

The remuneration agreed by the Committee for the Executive Directors contains the following elements: a base salary and benefits, an annual bonus reflecting Group performance, share options conditional upon achieving performance criteria, incentive share plan award and pension benefits.

The following sections provide an outline of the Company's remuneration policy during 2004. Shareholders were consulted on the policy at the time of approval of the Incentive Share Plan in December 2003. This policy has been applied in 2004 and will continue to be applied in forthcoming years.

Base salary and benefits

The Committee establishes salaries and benefits by reference to those prevailing in the employment market generally for Executive Directors of comparable status and market value, taking into account the range of incentives described elsewhere in this report, including a performance bonus. Reviews of such base salary and benefits are conducted annually by the Committee having regard to wage inflation in the economy.

Annual bonus plan

Annual bonuses for the Executive Directors are based on the division of a pool of Profits earned during the financial year. This approach is similar to the bonus arrangements for other employees. The bonus pool for Executive Directors is equal to 6% of Profits earned above a threshold equal to half of targeted Profits for the year (i.e. approximately 3% of total Profits). In addition, if Profits exceed 1.25 times (2003: 1.2 times) the targeted level, then an additional 2% of Profits earned above the targeted level will be added to the bonus pool. Profits are defined as group profit before taxation, exceptional items and before the Executive Directors' annual bonus charges and charges or credits resulting from the Incentive Share Plan described below or other share option grants.

The bonus pool will be capable of variation by the Committee both up and down by, initially, 10%, to reflect the Committee's view on the performance of the Company relative to its directly comparable peers. There has been no variation made to the 2004 bonus pool.

The targeted level of Profits for 2004 was £29.8m (2003: £16.0m) and was set at the beginning of 2004 by reference to market expectations and internal forecasts at that time. The Committee retains the discretion to review this arrangement and set different rates and thresholds as it deems appropriate for the business.

The target for 2005 has been set and will be disclosed in next year's report. The threshold in 2005 for awarding the additional 2% of profits remains at 1.25 times the targeted level.

Unlike all other employees who receive their annual bonuses in cash, in the event that the executive directors annual bonus entitlement is greater than 100% of salary, only an amount equal to the executive's salary will be paid in cash. To reward service over a longer period, any excess above the individual's salary level will be deferred, paid into an employee benefit trust and invested in the Company's shares with no matching investment by the Company. Based on the 2004 results, the amount deferred is £0.630m (2003: nil).

Such shares will be reserved for the executive and will vest in equal tranches 1, 2 and 3 years later, normally so long as the executive is still in employment at that time.

The profit and loss account for the year carries a charge for the directors annual bonus paid in cash while the deferred amount will be charged in subsequent years when the shares vest.

Incentive Share Plan for Executive Directors and Senior Employees

In December 2003, shareholders approved a new Incentive Share Plan for Executive Directors and senior employees.The maximum award is capped at 5% of Group Profits of the preceding year. Initially these awards are being satisfied by shares in the Employee Benefit Trust. Not more than 60% of this figure is available for awards to the Executive Directors. The balance is available for awards to senior employees. Group Profits are defined as group profit before taxation and before exceptional items and charges or credits resulting from the Plan or other share option grants, as described below.

Two thirds of these shares ("Deferred Share Awards") are subject to a three year deferral period during which they will be forfeited if the relevant director or senior employee leaves, other than in "compassionate circumstances". The remaining third ("Performance Share Awards") are also to be deferred for three years but are subject to earnings per share ("EPS") growth targets over the three year period.

Performance share awards of up to 50% of a director's or senior employee's salary will only vest if EPS grows by an average of 5% over the growth in UK RPI per annum over the three year period. Any excess between 50% and 75% of salary will only vest to the extent that EPS grows by 7.5% over the growth in UK RPI per annum over the three year period. Finally, to the extent that the performance share award is greater than 75% of an executive's salary, the hurdle will be 10% over the growth in UK RPI per annum over the three year period. If awards do not vest after three years, then they will lapse.

Senior executives of the Group who benefit from these arrangements receive only modest share option grants as described below.

The Committee retains the discretion to review the proportion of profits dedicated to the Incentive Share Plan in the light of the growth in the size of the Company, its profitability and the number of Executive Directors.

Based on the 2004 results, awards totalling £2.0m (2003: £1.2m) will be made in 2005 of which £0.895m (2003: £0.675m) 44.75% (2003: 57.4%) will be for the Executive Directors. Details of those awarded in 2004 are disclosed on page 27.

Restricted Share Scheme

On flotation in 2001, 6% of the issued shares of the Group owned by Spherion Corporation, the Group's previous ultimate parent company, were allocated to the Executive Directors and certain senior executives in a Restricted Share Scheme. The scheme vested in April 2004. The shares delivered to the Executive Directors are disclosed along with their other interests on page 26. Benefits received under the Restricted Share Scheme were not pensionable.

Executive Share Option Scheme

The Executive Directors and senior employees are eligible to participate in the Executive Share Option Scheme. No payment is required on the grant of an option and no share options are granted at a discount. Benefits received under the Executive Share Option Scheme will not be pensionable. Share options can only be exercised on the achievement of performance criteria which are disclosed in note 17 of the Financial Statements. Retesting after the initial vesting period is not permitted for any grants awarded in 2004 or subsequent years.

For participants of the Incentive Share Plan, the maximum annual awards are as follows: for the Chief Executive Officer, 150,000; for all other Executive Board Directors, 100,000; and 50,000 for any other senior executive participating in the Incentive Share Plan.

Pension benefits

Executive Directors are eligible to participate in a Company pension plan which is a defined contribution scheme. Where the pension entitlement exceeds the Inland Revenue's cap, a cash alternative is payable.

Directors' remuneration

Emoluments

The aggregate emoluments, excluding pensions, of the Directors of the Company who served during the year were as follows:

2004	Salary and fees £'000	Benefits (note 2) £'000	Annual Bonus (note 4) £'000	Deferred Annual Bonus (note 4) £'000	Incentive Share Plan (note 5) £'000	Total £'000
Executive						
T W Benson (note 1)	344	29	344	177	119	1,013
S P Burke	229	20	229	118	119	715
C-H Dumon	229	207	229	118	119	902
S J Ingham	207	42	207	107	119	682
S R Puckett (note 3)	213	35	213	110	119	690
Non-Executive						
A A Montague	50	-	-	-	-	50
S J Box	30	-	-	-	-	30
R Lourey	25	-	-	-	-	25
H V Reid	25	-	-	-	-	25
Total	1,352	333	1,222	630	595	4,132

2003	Salary and fees £'000	Benefits £'000	Annual Bonus £'000	Deferred Annual Bonus £'000	Incentive Share Plan £'000	Total £'000
Executive						
T W Benson	334	28	333	-	90	785
S P Burke	223	20	222	-	90	555
C-H Dumon	223	125	222	-	90	660
S J Ingham	202	42	201	-	90	535
S R Puckett	207	43	206	-	90	546
Non-Executive						
A A Montague	50	-	-	-	-	50
S J Box	30	-	-	-	-	30
R Lourey	6	-	-	-	-	6
H V Reid	21	-	-	-	-	21
Total	1,296	258	1,184	-	450	3,188

The base salaries of the Executive Directors were reviewed in January 2005 and were increased by 3.0% effective from 1 January 2005.

Emoluments (continued)

Notes to the emoluments:

1. T W Benson is the highest paid director.

2. Benefits include, inter alia, items such as company car or cash alternative, fuel, cash in lieu of pension contributions, and medical insurance. C-H Dumon's benefits also include housing and relocation costs.

3. S R Puckett also receives £25,000 per annum (£20,833 for the year to 31 December 2004) as a Non-Executive Director of SHL Group plc. He was appointed Non-Executive Director on 3 March 2004, and as such his director's fee is pro-rated for this year. All such amounts are excluded from the table on Page 24.

4. The annual cash bonus for Board members is capped at 100% of salary. Any excess over this amount is deferred and invested in the Company's shares which vest in equal tranches over three years. The amount of the annual bonus earned in 2004 but deferred to future periods was £630,000 (2003: nil).

5. Represents the non-performance proportion of the Incentive Share Plan.

Pension contributions

	2004 £'000	2003 £'000
T W Benson	103	100
S P Burke	46	45
C-H Dumon*	40	5
S J Ingham	20	20
S R Puckett	29	20

*The change in pension contributions has arisen as a result of a relocation. In 2003 contributions were generally state funded. In 2004 contributions were made to a private fund as required by local legislation.

Directors' interests and share ownership requirements

Executive Directors are required to build and hold, as a minimum, a direct beneficial interest in the Company's ordinary shares equal to their respective base salary. As at 31 December 2004 all Executive Directors comply with this requirement.

The beneficial interests of the Directors and their families in shares of the Company are shown below. There has been no change in these interests from 31 December 2004 to 22 February 2005.

	Ordinary shares of 1p	At 1 January 2004	Redistribution of lapsed awards (note 1)	Vested in year (note 2)	Disposal in year	At 31 December 2004
T W Benson	Direct Holding	-	-	5,848,540	(2,848,540)	3,000,000
	Restricted Shares	5,673,583	174,957	(5,848,540)	-	-
S P Burke	Direct Holding	28,571	-	3,226,781	(2,179,680)	1,075,672
	Restricted Shares	3,130,254	96,527	(3,226,781)	-	-
C-H Dumon	Direct Holding	14,285	-	3,226,781	(1,868,069)	1,372,997
	Restricted Shares	3,130,254	96,527	(3,226,781)	-	-
S J Ingham	Direct Holding	28,571	-	1,714,227	(742,798)	1,000,000
	Restricted Shares	1,662,947	51,280	(1,714,227)	-	-
S R Puckett	Direct Holding	114,285	-	151,256	(62,015)	203,526
	Restricted Shares	146,731	4,525	(151,256)	-	-
S J Box ‡	Direct Holding	15,000	-	-	-	15,000
	Restricted Shares	-	-	-	-	-

‡ Non-Executive Director

1. Represents shares resulting from the lapse of awards to former participants in the Restricted Share Scheme which were redistributed amongst the remaining participants.

2. Represents the vesting of the Restricted Share Scheme in April 2004. The market price at the date of vesting was 175.0p.

No other director has a holding in the Company.

Deferred share awards

Incentive Share Plan

Details of awards made in 2004 under the Incentive Share Plan that remain outstanding at 31 December 2004 are as follows:

	Total award at 1 January 2004	Awarded during the year under the Incentive Share Plan: Performance	Non-performance (note 5)	Total	Value at date of award (note 1) £'000	Total award at 31 December 2004	Value at 31 December 2004 (note 3) £'000
T W Benson	-	26,315	52,631	78,946	135	78,946	148
S P Burke	-	26,315	52,631	78,946	135	78,946	148
C-H Dumon (note 4)	-	26,315	52,631	78,946	135	78,946	148
S J Ingham	-	26,315	52,631	78,946	135	78,946	148
S R Puckett	-	26,315	52,631	78,946	135	78,946	148

1. The value of the awards under the Michael Page Incentive Share Plan 2004 are based on the purchase price of the Company's ordinary shares on 1 March 2004 of 171.0p.
2. The base EPS for the performance criteria is 4.1p.
3. The value at 31 December 2004 is calculated using the closing market price of the Company's ordinary shares at 31 December 2004 of 187.0p.
4. C-H Dumon was granted deferred share options to acquire 52,631 ordinary shares and performance share options to acquire 26,315 ordinary shares under the Michael Page Incentive Share Plan 2004. These options have a nil exercise price and do not accrue dividends.
5. The non performance shares have been included in the table of emoluments on page 24.

The value of the awards accrued during the period was £187,500 in respect of awards made to the Executive Directors in the year and charged to the profit and loss account under the Incentive Share Plan.

For full descriptions of the performance and vesting conditions, see "Incentive Share Plan for Executive Directors and Senior Employees" on pages 23.

Deferred Annual Bonus

As described on page 23, in the event that the Executive Directors' bonus entitlement is greater than 100% of salary, the excess above the individual's salary is deferred, invested in the Company's shares and delivered to the individual in three equal tranches at the end of each of the following three years.

In 2005 a total of £630,000 will be awarded to the Executive Directors representing this excess. The individual entitlement of the Executive Directors to this deferred annual bonus has been included in the emoluments table for the year as shown on page 24.

There has been no charge made to the profit and loss account in the year for the deferred element of the Annual Bonus Plan. The charge for the year will be spread over future periods as described in the accounting policies in Note 1 on page 39.

For full descriptions of the performance and vesting conditions, see "Annual Bonus Plan" on pages 22 to 23.

Directors' interests and share ownership requirements (continued)

The beneficial interests of the Executive Directors and their families in share options of the Michael Page International plc Executive Share Option Scheme at 31 December 2004 were as follows:

	Date of Grant	At 1 January 2004	Granted in year	At 31 December 2004	Exercise price (pence)	Period of exercise
T W Benson	2001	3,750,000	-	3,750,000	175	2004-2011
	2002	150,000	-	150,000	186	2005-2012
	2002	150,000	-	150,000	186	2006-2012
	2003	200,000	-	200,000	81.5	2006-2013
	2004	-	50,000	50,000	171	2007-2014
S P Burke	2001	1,125,000	-	1,125,000	175	2004-2011
	2002	150,000	-	150,000	186	2005-2012
	2002	150,000	-	150,000	186	2006-2012
	2003	200,000	-	200,000	81.5	2006-2013
	2004	-	50,000	50,000	171	2007-2014
C-H Dumon	2001	1,125,000	-	1,125,000	175	2004-2011
	2002	300,000	-	300,000	186	2006-2012
	2003	200,000	-	200,000	83.4	2007-2013
	2004	-	50,000	50,000	171	2007-2014
S J Ingham	2001	750,000	-	750,000	175	2004-2011
	2002	150,000	-	150,000	186	2005-2012
	2002	150,000	-	150,000	186	2006-2012
	2003	200,000	-	200,000	81.5	2006-2013
	2004	-	50,000	50,000	171	2007-2014
S R Puckett	2001	750,000	-	750,000	175	2004-2011
	2002	150,000	-	150,000	186	2005-2012
	2002	150,000	-	150,000	186	2006-2012
	2003	200,000	-	200,000	81.5	2006-2013
	2004	-	50,000	50,000	171	2007-2014

1. The market price of the shares at 31 December 2004 was 187.0p with a range during the year of 158.0p to 201.75p.

2. No options held by Directors lapsed unexercised or were exercised during the period. The options are normally exercisable subject to achieving performance criteria at any time on or after the third, but not later than the tenth anniversary of the date on which the option was granted, except for grants made in 2004 which are subject to one performance test only on the third anniversary of the grant. The performance criteria are set out in note 17 to the financial statements.

Total Shareholder Return (TSR)

The graphs opposite show Total Shareholder Return (TSR) for the Group and the FTSE Support Services index which, as it is the sector in which the Company operates, is considered the most appropriate comparator index in the absence of a more directly representative recognised index. A comparison with the FTSE 250 index is also given. The graphs illustrate TSR for the financial periods since the date of flotation in 2001.


Versus FTSE Support Services
120
110
100
90
80
70
60
50
31 December 2001
31 December 2002
31 December 2003
31 December 2004
96.9
89.4
64.2
59.4
112.8
115.7
69.9
71.7
Michael Page
FTSE Support Services


Versus FTSE 250
130
120
110
100
90
80
70
60
50
31 December 2001
31 December 2002
31 December 2003
31 December 2004
100.4
89.4
75.3
64.2
112.8
104.6
115.7
128.5
Michael Page
FTSE 250

Service contracts

All Executive Directors' service contracts contain a 12 month notice period. The service contracts also contain restrictive covenants preventing the Directors from competing with the Group for six months following the termination of employment and preventing the Directors from soliciting key employees, clients and candidates of the employing company and Group companies for 12 months following termination of employment.

On termination, any compensation payments due to a Director are calculated in accordance with normal legal principles. Mitigation of these payments would be applied, depending on the individual circumstances of each case.

	Contract date	Unexpired term at 31 December 2004	Notice period	Provision for compensation on early termination	Other termination provisions
Executive					
T W Benson	05/03/01	no specific term	12 months	12 months salary plus other contractual benefits	None
S P Burke	05/03/01	no specific term	12 months	12 months salary plus other contractual benefits	None
C-H Dumon	13/06/03	no specific term	12 months	12 months salary plus other contractual benefits	None
S J Ingham	05/03/01	no specific term	12 months	12 months salary plus other contractual benefits	None
S R Puckett	05/03/01	no specific term	12 months	12 months salary plus other contractual benefits	None
Non-Executive					
A A Montague	26/01/04	25 months	None	None	None
S J Box	26/01/04	25 months	None	None	None
R Lourey	07/10/03	22 months	None	None	None
H V Reid	25/02/03	14 months	None	None	None

Annual resolution

Shareholders will be given the opportunity to approve the Remuneration Report at the Annual General Meeting (resolution 6) on 27 May 2005.

Audit requirement

Within the Remuneration Report, the sections on Directors' remuneration and Directors' interests and share ownership requirements, on pages 24 to 28 inclusive, are audited. All other sections of the Remuneration Report are unaudited.

On behalf of the Board of Directors

Rob Lourey
Chairman - Remuneration Committee
22 February 2005



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Michael Page International
ichael Page International is a world leading recruitment consultancy
10 offices in 16 countries worldwide | www.michaelpage.co.uk
Michael Page
INTERNATIONAL

Independent Auditors' Report to the Members of Michael Page International plc

We have audited the financial statements of Michael Page International plc for the year ended 31 December 2004 which comprise the consolidated profit and loss account, the balance sheets, the consolidated statement of total recognised gains and losses, the consolidated reconciliation of movements in shareholders' funds, the consolidated cash flow statement, and the related notes 1 to 24. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2004 and of the profit of the group for the year then ended; and
- the financial statements and part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and
Registered Auditors
London
22 February 2005

Consolidated Profit and Loss Account

Year ended 31 December 2004

	Note	2004 £'000	2003 £'000
Turnover	2	**433,731**	372,616
Cost of sales		**(223,090)**	(194,131)
Gross profit	2	**210,641**	178,485
Administrative expenses		**(170,604)**	(156,702)
Operating profit	4	**40,037**	21,783
Net interest	6	**1**	626
Profit on ordinary activities before taxation	2	**40,038**	22,409
Taxation on profit on ordinary activities	7	**(4,933)**	(8,664)
Profit on ordinary activities after taxation being profit for the financial year		**35,105**	13,745
Equity dividends	8	**(13,830)**	(12,171)
Retained profit for the financial year	18	**21,275**	1,574
Basic earnings per share (pence)	9	**10.0**	3.8
Diluted earnings per share (pence)	9	**9.9**	3.8
Adjusted earnings per share (pence)	9	**7.4**	4.1

The above results relate to continuing operations.

Balance Sheets

31 December 2004

		Group		Company	
	Note	2004 £'000	2003 £'000	2004 £'000	2003 £'000
Fixed Assets					
Intangible assets	10	**1,443**	1,539	**-**	-
Tangible assets	11	**20,933**	23,101	**-**	-
Investments	12	**-**	-	**421,545**	421,545
		22,376	24,640	**421,545**	421,545
Current assets					
Debtors	13	**88,160**	71,530	**292**	1,414
Cash at bank and in hand	21	**12,532**	23,211	**156**	131
		100,692	94,741	**448**	1,545
Creditors: Amounts falling due within one year	14	**(70,748)**	(59,355)	**(151,018)**	(122,657)
Net current assets/(liabilities)		**29,944**	35,386	**(150,570)**	(121,112)
Total assets less current liabilities		**52,320**	60,026	**270,975**	300,433
Creditors: Amounts falling due after more than one year	14	**(461)**	(444)	**-**	-
Provisions for liabilities and charges	15	**(1,188)**	(6,239)	**-**	(4,114)
Net assets	2	**50,671**	53,343	**270,975**	296,319
Capital and reserves					
Called up share capital	17	**3,572**	3,637	**3,572**	3,637
Capital redemption reserve	18	**178**	113	**178**	113
EBT reserve	18	**(9,871)**	(9,871)	**(9,871)**	(9,871)
Treasury shares	18	**(13,122)**	-	**(13,122)**	-
Profit and loss account	18	**69,914**	59,464	**290,218**	302,440
Equity shareholders' funds		**50,671**	53,343	**270,975**	296,319

These financial statements were approved by the Board of Directors on 22 February 2005.

On behalf of the Board of Directors.

T W Benson
Chief Executive

S R Puckett
Group Finance Director

Consolidated Statement of Total Recognised Gains and Losses

Year ended 31 December 2004

	2004 £'000	2003 £'000
Profit for the financial year	**35,105**	13,745
Foreign currency translation differences	**(188)**	2,786
Total recognised gains and losses for the year	**34,917**	16,531

Consolidated Reconciliation of Movements in Shareholders' Funds

Year ended 31 December 2004

	2004 £'000	2003 £'000
Profit for the financial year	**35,105**	13,745
Dividends	**(13,830)**	(12,171)
Retained profit for the financial year	**21,275**	1,574
Foreign currency translation differences	**(188)**	2,786
	21,087	4,360
Purchase of own shares	**(24,120)**	-
Sale of shares held by the Employee Benefit Trust	**-**	129
Credit in respect of share schemes	**361**	-
Net (reduction in)/addition to shareholders' funds	**(2,672)**	4,489
Opening shareholders' funds	**53,343**	48,854
Closing shareholders' funds	**50,671**	53,343

Consolidated Cash Flow Statement

Year ended 31 December 2004

	Note	2004 £'000	2003 £'000
Net cash inflow from operating activities	19	**35,690**	29,179
Returns on investments and servicing of finance			
Interest received		**2**	702
Interest paid		**-**	(77)
Net cash inflow from returns on investments and servicing of finance		**2**	625
Taxation		**(4,825)**	(10,657)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(5,824)**	(8,311)
Receipts from sales of tangible fixed assets		**1,416**	1,962
Net cash outflow from capital expenditure and financial investment		**(4,408)**	(6,349)
Equity dividends paid		**(12,593)**	(12,170)
Net cash inflow before financing		**13,866**	628
Financing			
Sale of shares held by the Employee Benefit Trust		**-**	129
Purchase of own shares		**(24,120)**	-
Net cash (outflow)/inflow from financing		**(24,120)**	129
(Decrease)/increase in net cash in the year	20	**(10,254)**	757

Notes to the Accounts

Year ended 31 December 2004

1. Accounting policies

The financial statements are prepared in accordance with applicable United Kingdom law and accounting standards. The particular accounting policies adopted by the Directors are described below and have been applied consistently throughout the current and prior year.

Accounting convention

The accounts have been prepared under the historical cost convention.

Basis of consolidation

The financial statements of Michael Page International plc consolidate the results of the Company and all its subsidiary undertakings. As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the Company has not been included as part of these accounts. The Company's profit for the financial year amounted to £12.6m (2003: £14.0m).

Turnover and income recognition

Turnover, which excludes value added tax ("VAT"), constitutes the value of services undertaken by the Group as its principal activities, which are recruitment consultancy and other ancillary services. These consist of:

- Turnover from temporary placements, which represents amounts billed for the services of temporary staff including the salary cost of these staff. This is recognised when the service has been provided;
- Turnover from permanent placements, which is based on a percentage of the candidate's remuneration package, and is derived from both retained assignments (income recognised on completion of defined stages of work) and non-retained assignments (income recognised at the date an offer is accepted by a candidate, and where a start date has been determined). The latter includes turnover anticipated, but not invoiced, at the balance sheet date, which is correspondingly accrued on the balance sheet within "Prepayments and accrued income". A provision is made against accrued income for possible cancellations of placements prior to, or shortly after, the commencement of employment; and
- Turnover from amounts billed to clients for expenses incurred on their behalf (principally advertisements) and is recognised when the expense is incurred.

Cost of sales

Cost of sales consists of the salary cost of temporary staff and costs incurred on behalf of clients, principally advertising costs.

Gross profit (revenue)

Gross profit is represented by turnover less cost of sales and consists of the total of placement fees of permanent candidates, the margin earned on the placement of temporary candidates and advertising income. It is referred to by management as revenue.

Goodwill

Since 31 December 1997, goodwill arising on acquisitions (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) has been capitalised and classified as an asset at cost on the balance sheet and amortised over its estimated useful economic life of 20 years. Goodwill arising on acquisitions prior to 31 December 1997 has been written off against reserves and will be charged or credited in the profit and loss account on subsequent disposal of the business to which it related.

1. Accounting policies (continued)

Foreign exchange

Transactions in foreign currencies are translated into sterling at the rates of exchange prevailing at the dates the transactions were made. Exchange differences on these items are dealt with in the profit and loss account. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at rates ruling at that date. Translation differences are dealt with in the statement of total recognised gains and losses.

Accounts of overseas operations are translated using the closing rate method. Profits, losses and cash flows of overseas operations are translated at the average exchange rate applicable to the period, whereas assets and liabilities of overseas subsidiaries are translated at the rates ruling at the period end. Unrealised gains and losses arising on these transactions are dealt with in the statement of total recognised gains and losses.

Tangible fixed assets

Tangible fixed assets are stated at original cost less accumulated depreciation. Depreciation is calculated to write off the cost less estimated residual value of each asset evenly over its expected useful life at the following rates:

Leasehold improvements	10% per annum or period of lease if shorter
Furniture, fixtures and equipment	10% - 20% per annum
Motor vehicles	25% per annum

Investments

Fixed asset investments are stated at cost less provision for impairment.

Investments in own shares, including those held by the Employee Benefit Trust and treasury shares, are shown as a deduction to shareholders' funds in accordance with UITF 38.

Deferred Share Schemes

Where deferred awards are made to directors and senior executives under either the Incentive Share Plan or the Annual Bonus Scheme, to reflect that the awards are for services over a longer period, the value of the expected award is charged to the profit and loss account on a straight line basis over the vesting period to which the award relates, in accordance with UITF 17 (revised 2003).

Taxation

The charge for taxation is provided at rates of corporation tax ruling during the accounting period.

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Pension costs

The Group operates defined contribution pension schemes. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension costs charged to the profit and loss account represent the contributions payable by the Group to the funds during each period.

Leased assets

Rentals under operating leases are charged to the profit and loss account on a straight line basis over the term of the lease.

2. Segmental analysis

(a) Turnover and gross profit by geographic region

		Turnover		Gross Profit	
		2004 £'000	2003 £'000	2004 £'000	2003 £'000
United Kingdom		**234,822**	194,262	**109,984**	90,630
Continental Europe		**124,293**	120,363	**61,503**	58,227
Asia Pacific	Australia	**51,286**	43,708	**21,105**	18,082
	Other	**11,484**	7,673	**10,429**	6,951
	Total	**62,770**	51,381	**31,534**	25,033
Americas		**11,846**	6,610	**7,620**	4,595
		433,731	372,616	**210,641**	178,485

The above analysis by destination is not materially different to analysis by origin. The amounts stated above derive from the Group's single activity of recruitment consultancy.

(b) Turnover and gross profit by discipline

	Turnover		Gross Profit	
	2004 £'000	2003 £'000	2004 £'000	2003 £'000
Finance and accounting	**290,151**	256,731	**129,687**	113,599
Marketing and sales	**73,985**	61,832	**44,894**	37,704
Other	**69,595**	54,053	**36,060**	27,182
	433,731	372,616	**210,641**	178,485

The Group operates in only one business segment, that of recruitment. The above analysis by discipline (being the professions of candidates placed) is included as additional disclosure over and above the requirements of SSAP25 "Segmental Reporting".

2. Segmental analysis (continued)

(c) Profit before interest, taxation and exceptional items by geographic region

		2004 £'000	2003 £'000
United Kingdom		23,607	15,638
Continental Europe		4,401	(280)
Asia Pacific	Australia	7,649	6,303
	Other	3,926	1,285
	Total	11,575	7,588
Americas		454	(62)
Profit before interest, taxation and exceptional items		40,037	22,884
Exceptional items (note 3)	Release of payroll tax provision on Restricted Share Scheme (see below)	-	1,886
	United Kingdom property costs	-	(2,987)
Profit before interest and taxation		40,037	21,783
Net interest		1	626
Profit on ordinary activities before taxation		40,038	22,409

Net interest has not been allocated, recognising the head office's role and responsibility in allocating financial resources. Due to the non operational nature of the Restricted Share Scheme, the release of the provision for payroll costs is considered to be a central cost item and as such has not been allocated to geographical regions.

2. Segmental analysis (continued)

(d) Net assets/(liabilities) by geographic region

		2004 £'000	2003 £'000
United Kingdom		**38,255**	41,115
Continental Europe		**7,331**	9,791
Asia Pacific	Australia	**5,537**	4,741
	Other	**2,965**	811
	Total	**8,502**	5,552
Americas		**(3,417)**	(3,115)
		50,671	53,343

3. Exceptional items

As a result of the vesting of the Restricted Share Scheme in April 2004, the Company is able to obtain deductions for corporation tax purposes in various tax jurisdictions, resulting in a non-operating exceptional credit of £9.0m to the corporation tax charge.

The exceptional items in the comparative period included in operating profit comprise a release of the payroll tax provision on the Restricted Share Scheme of £1.9m, and rentals and other unavoidable costs on onerous lease agreements on vacant properties in the UK of £3.0m. The net effect of these two items of £1.1m was included within administrative expenses. An exceptional tax credit on these items of £0.3m resulted in a net post tax exceptional item of £0.8m.

4. Operating profit

		2004 £'000	2003 £'000
Operating profit is stated after charging:			
Staff costs (note 5)		**114,039**	100,070
Depreciation of tangible fixed assets - owned		**6,404**	7,592
Amortisation of goodwill		**96**	96
Audit services	- statutory audit	**334**	312
Other services provided by the auditors	- tax compliance services	**81**	71
	- tax advisory services	**195**	135
Loss on disposal of tangible fixed assets		**53**	241
Operating lease rentals	- land and buildings	**11,578**	12,558
	- plant and machinery	**1,081**	634

5. Employee information

The average number of employees (including Executive Directors) during the year and total number of employees (including Executive Directors) at 31 December 2004 were as follows:

	2004 Average No.	2003 Average No.	2004 Total No.	2003 Total No.
Management	**92**	92	**92**	93
Client services	**1,512**	1,345	**1,616**	1,351
Administration	**838**	852	**843**	816
	2,442	2,289	**2,551**	2,260
Consultants for contract hire	**95**	107	**96**	99
	2,537	2,396	**2,647**	2,359

Employment costs (including Directors' emoluments) comprised:

	2004 £'000	2003 £'000
Wages and salaries	**96,607**	83,530
Social security costs	**13,432**	12,673
Other pension costs	**4,000**	3,867
	114,039	100,070

Details of Directors' remuneration for the year are provided in the audited part of the Directors' Remuneration Report on pages 24 to 28.

6. Net interest

	2004 £'000	2003 £'000
Bank interest receivable	**369**	704
Bank interest payable	**(368)**	(78)
Net interest receivable	**1**	626

7. Taxation on profits on ordinary activities

(a) Analysis of charge in year

	2004 £'000	2003 £'000
UK Corporation tax at 30% for year before exceptional tax credits	9,081	6,566
UK exceptional tax credit	(7,935)	(330)
UK Corporation tax at 30% for year after exceptional tax credits	1,146	6,236
Adjustments in respect of prior periods	90	(543)
Overseas corporation tax before exceptional tax credits	3,644	2,013
Overseas exceptional tax credit	(1,065)	-
Overseas corporation tax after exceptional tax credits	2,579	2,013
Total current tax charge (note 7(b))	3,815	7,706
Deferred taxation		
Origination and reversal of timing differences (note 16)	1,118	958
Taxation on profit on ordinary activities	4,933	8,664

The tax assessed for the period differs from the standard rate of corporation tax in the UK (30%). The differences are explained below.

(b) Factors affecting the taxation charge for the year

	2004 £'000	2003 £'000
Profit on ordinary activities before taxation	40,038	22,409
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax in the UK of 30%	12,011	6,723
Effects of:		
Disallowable items and other permanent timing differences	1,151	459
Capital allowances in excess of depreciation	(289)	446
Unrelieved overseas losses	453	1,466
Other timing differences	405	(354)
Tax deduction for Restricted Share Scheme	(9,000)	-
Reversal of deferred tax asset on provision for payroll taxes on Restricted Share Scheme	(1,235)	(565)
Higher tax rates on overseas earnings	229	74
Adjustment to tax charge in respect of prior periods	90	(543)
Current tax charge for the period (note 7(a))	3,815	7,706

7. Taxation on profits on ordinary activities (continued)

c) Factors affecting future taxation charges

In the overseas jurisdictions where the Group currently operates, tax rates are generally higher than those in the UK.

Certain of the Group's overseas operations have current and prior year tax losses, the future utilisation of which is uncertain. Accordingly the Group has not recognised a deferred tax asset of £5.3m (2003: £3.9m) in respect of tax losses of overseas companies. These tax losses are available to offset future taxable profits in the respective jurisdictions.

8. Dividends

	2004 £'000	2003 £'000
Interim dividend of 1.25p per ordinary share (2003: 1.1p)	**4,360**	3,937
Proposed final dividend of 2.75p per ordinary share (2003: 2.3p)	**9,470**	8,234
Total dividend of 4.0p per ordinary share (2003: 3.4p)	**13,830**	12,171

9. Earnings per ordinary share

Earnings per share have been calculated on the following bases:

	2004	2003
Earnings after exceptional items for basic earnings per share (£'000)	**35,105**	13,745
Post tax exceptional items (net) (£'000)	**(9,000)**	771
Earnings before exceptional items for adjusted earnings per share (£'000)	**26,105**	14,516
Weighted average number of shares used for basic and adjusted earnings per share ('000)	**351,555**	357,955
Dilution effect of share plans ('000)	**3,744**	-
Diluted weighted average number of shares used for diluted earnings per share ('000)	**355,299**	357,955
Basic earnings per share (pence)	**10.0**	3.8
Diluted earnings per share (pence)	**9.9**	3.8
Adjusted earnings per share (pence)	**7.4**	4.1

10. Intangible assets

Group	Goodwill £'000
Cost	
At 1 January 2004 and 31 December 2004	1,876
Amortisation	
At 1 January 2004	337
Charge for the year	96
At 31 December 2004	433
Net book value	
At 31 December 2004	1,443
At 31 December 2003	1,539

11. Tangible fixed assets

Group	Leasehold improvements £'000	Furniture, fixtures and equipment £'000	Motor vehicles £'000	Total £'000
Cost				
At 1 January 2004	14,782	30,373	5,427	50,582
Additions	817	4,092	915	5,824
Disposals	(1,130)	(4,143)	(2,843)	(8,116)
Foreign currency translation	(43)	(142)	(45)	(230)
At 31 December 2004	**14,426**	**30,180**	**3,454**	**48,060**
Depreciation				
At 1 January 2004	6,028	19,080	2,373	27,481
Charge for the year	1,521	3,957	926	6,404
Disposals	(973)	(4,016)	(1,658)	(6,647)
Foreign currency translation	(27)	(68)	(16)	(111)
At 31 December 2004	**6,549**	**18,953**	**1,625**	**27,127**
Net book value				
At 31 December 2004	**7,877**	**11,227**	**1,829**	**20,933**
At 31 December 2003	8,754	11,293	3,054	23,101

12. Investments

Company	Subsidiary undertakings £'000	Total £'000
Cost		
At 1 January 2004 and 31 December 2004	**421,545**	**421,545**

The Company's principal subsidiary undertakings at 31 December 2004, their principal activities and countries of incorporation are set out below:

Name of undertaking	Country of incorporation	Principal activity
Michael Page Recruitment Group Limited	United Kingdom	Holding company
Michael Page Holdings Limited	United Kingdom	Support services
Michael Page International Recruitment Limited*	United Kingdom	Recruitment consultancy
Michael Page UK Limited	United Kingdom	Recruitment consultancy
Michael Page Limited	United Kingdom	Recruitment consultancy
Accountancy Additions Limited	United Kingdom	Recruitment consultancy
Michael Page International (France) SAS	France	Recruitment consultancy
Page Personnel SAS	France	Recruitment consultancy
Michael Page International (Espana) SA	Spain	Recruitment consultancy
Page Personnel (Espana) SA	Spain	Recruitment consultancy
Michael Page International Italia Srl	Italy	Recruitment consultancy
Page Personnel Italia SpA	Italy	Recruitment consultancy
Michael Page International (Deutschland) GmbH	Germany	Recruitment consultancy
Michael Page International (Nederland) BV	Netherlands	Recruitment consultancy
Michael Page International (Belgium) NV/SA	Belgium	Recruitment consultancy
Michael Page International (Sweden) AB	Sweden	Recruitment consultancy
Michael Page International (Australia) Pty Limited	Australia	Recruitment consultancy
Michael Page International (Hong Kong) Limited	Hong Kong	Recruitment consultancy
Michael Page International (Brasil) SC Ltda	Brazil	Recruitment consultancy
Michael Page International Serviços de Consultadoria Lda	Portugal	Recruitment consultancy
Michael Page International (Japan) K.K.	Japan	Recruitment consultancy
Michael Page International (Switzerland) SA	Switzerland	Recruitment consultancy
Michael Page International Inc*	United States	Recruitment consultancy
Michael Page International Pte Limited*	Singapore	Recruitment consultancy

*The equity of these subsidiary undertakings is held directly by Michael Page International plc. All companies have been included in the consolidation and operated principally in their country of incorporation.

The percentage of the issued share capital held is equivalent to the percentage of voting rights held. The Group holds 100% of all classes of issued share capital. The share capital of all the subsidiary undertakings comprise ordinary shares, with the exception of Michael Page International Recruitment Limited which comprises 1 ordinary share and 421,544,426 preference shares.

13. Debtors

	Group		Company	
	2004 £'000	2003 £'000	2004 £'000	2003 £'000
Amounts falling due within one year				
Trade debtors	**69,286**	53,154	**-**	-
Other debtors	**3,635**	3,467	**277**	169
Prepayments and accrued income	**13,293**	11,994	**15**	10
	86,214	68,615	**292**	179
Amounts falling due after more than one year				
Deferred taxation (note 16)	**254**	1,345	**-**	1,235
Prepayments and accrued income	**1,692**	1,570	**-**	-
	88,160	71,530	**292**	1,414

14. Creditors

	Group		Company	
	2004 £'000	2003 £'000	2004 £'000	2003 £'000
Amounts falling due within one year				
Bank overdrafts	**317**	777	**-**	-
Trade creditors	**5,280**	3,815	**-**	-
Amounts owed to Group companies	**-**	-	**141,544**	114,420
Corporation tax	**267**	1,222	**-**	-
Other tax and social security	**22,530**	18,048	**1**	-
Other creditors	**7,157**	7,003	**3**	3
Accruals and deferred income	**25,727**	20,256	**-**	-
Dividends payable	**9,470**	8,234	**9,470**	8,234
	70,748	59,355	**151,018**	122,657
Amounts falling due after more than one year				
Accruals and deferred income	**461**	444	**-**	-

15. Provisions for liabilities and charges

	Group			Company
	Payroll tax liability on Restricted Share Scheme £'000	Vacant property provision £'000	Total £'000	Payroll tax liability on Restricted Share Scheme £'000
At 1 January 2004	4,114	2,125	6,239	4,114
Utilised in year	(4,114)	(937)	(5,051)	(4,114)
At 31 December 2004	**-**	**1,188**	**1,188**	**-**

Payroll tax provision on Restricted Share Scheme

The grant of Restricted Shares on flotation in 2001 gave rise to National Insurance and social security liabilities. These liabilities crystallised in April 2004 when the Restricted Shares vested.

Vacant property provision

The property cost provision represents rentals and other unavoidable costs on onerous lease agreements on vacant properties in the UK.

16. Deferred taxation

	Group		Company	
	2004 £'000	2003 £'000	2004 £'000	2003 £'000
Deferred taxation (asset)/provision is as follows:				
Capital allowances in excess of depreciation	**282**	(7)	-	-
Other timing differences	**(536)**	(1,338)	-	(1,235)
	(254)	(1,345)	-	(1,235)
At 1 January	**(1,345)**	(2,198)	**(1,235)**	(1,800)
Deferred tax charge in profit and loss account for period	**1,118**	958	**1,235**	565
Foreign currency translation	**(27)**	(105)	-	-
At 31 December (note 13)	**(254)**	(1,345)	-	(1,235)

17. Called-up share capital

	2004 £'000	2003 £'000
Authorised		
571,250,000 ordinary shares of 1p each	**5,713**	5,713
Allotted, called-up and fully paid		
357,202,799 ordinary shares of 1p each (2003: 363,662,799 ordinary shares of 1p each)	**3,572**	3,637
At 1 January	**3,637**	3,637
Cancellation of own shares	**(65)**	-
At 31 December	**3,572**	3,637

Share options

At 31 December 2004 the following options had been granted and remained outstanding in respect of the Company's ordinary shares of 1p under the Michael Page International plc Executive Share Option Scheme:

Year of grant	Balance at 1 January 2004	Granted in year	Exercised in year	Lapsed in year	No. of shares oustanding	Exercise price per share	Exercise period
2001 (Note 1)	27,425,873	-	267,858	3,080,356	24,077,659	175p	March 2004 - March 2011
2002 (Note 2)	2,855,431	-	-	216,681	2,638,750	186p	March 2005 - March 2012
2002 (Note 2)	4,130,431	-	-	391,681	3,738,750	186p	March 2006 - March 2012
2003 (Note 3)	7,090,000	-	-	410,000	6,680,000	81.5p-86.1p	April 2006 - April 2013
2004 (Note 4)	-	2,711,000	-	64,000	2,647,000	171p-190.3p	March 2007 - March 2014

Note 1 Pre flotation options

On flotation, options over 33,750,000 (9%) ordinary shares were granted to the Executive Directors and employees. These options are subject to the following:

(a) 55.6% of an individual's option entitlement will normally only be exercisable to the extent that Earnings Per Share (EPS) targets have been satisfied over a period of 3 to 10 years. None of these options will vest unless EPS has grown in line with the UK Retail Prices Index (RPI) plus an average of 5% per annum. At that point 33.3% of this portion of the options vest. If EPS growth is higher than this level, vesting increases on a sliding scale basis until 100% of this portion of the options vest where EPS growth matches RPI plus an average of 10% per annum;

The base earnings per share is 9.9p. At 31 December 2004, the performance conditions had not been met.

(b) 44.4% of an individual's option entitlement will normally only be exercisable to the extent that share price growth targets have been satisfied over a period of at least 3 years. None of these options will vest unless the Company's share price has achieved 50% growth after 3 years and not later than 5 years. At that point 33.3% of this portion of the options vest. Vesting then increases progressively for further share price growth until full vesting occurs where there is 200% growth after 3 years and not later than 5 years. These hurdles rise from the fifth anniversary of the date of grant at compound rates of growth of 8.45% and 24.57% respectively. At 31 December 2004, the performance conditions had not been met.

17. Called-up share capital (continued)

Note 2 2002 Grant

On 14 March 2002, options over 7,500,000 ordinary shares were granted in two tranches to the Executive Directors and 203 employees at an exercise price of 186p. The first tranche of options is exercisable, under normal circumstances, between 3 and 10 years from the date of grant. The second tranche is exercisable, under normal circumstances, between 4 and 10 years from the date of grant. These options were granted subject to a performance condition requiring that an option may only be exercised, in normal circumstances, if there has been an increase in base earnings per share (as defined) of at least 3% per annum above the growth in the retail price index. The 2001 earnings per share of 10.6p is the base for the first tranche of options. The 2002 earnings per share of 5.8p is the base for the second tranche of options. At 31 December 2004, the performance conditions had not been met.

Note 3 2003 Grant

On 8 April 2003, options over 7,140,000 were granted to the Executive Directors and 110 employees at exercise prices of between 81.5p and 86.1p. These are exercisable, under normal circumstances, between 3 and 10 years from the date of grant. These grants are subject to a performance condition requiring that an option may only be exercised, under normal circumstances, if there has been an increase in base earnings per share (as defined) of at least 3% per annum above the growth in the retail price index. The base earnings per share is 5.8p.

All future grants of options under this scheme will be subject to similar EPS performance conditions which is considered the best measure of the Group's performance and is designed to provide a direct link between the rewards for executives and the returns to shareholders, whilst at the same time ensuring that senior executives can measure the results of their efforts through the Company's share price.

Note 4 2004 Grant

On 1 March 2004, options over 2,711,000 were granted to the Executive Directors and 99 employees at an exercise price of between 171p-190.3p. These are exercisable, under normal circumstances, between 3 and 10 years from the date of grant. These grants are subject to a performance condition requiring that an option may only be exercised, under normal circumstances, if there has been an increase in base earnings per share (as defined) of at least 3% per annum above the growth in the retail price index. The performance condition is tested on the third anniversary only and no retesting will occur thereafter. The base earnings per share is 4.1p.

18. Reserves

	Group				Company			
	Capital redemption reserve £'000	EBT reserve £'000	Treasury shares £'000	Profit and loss account £'000	Capital redemption reserve £'000	EBT reserve £'000	Treasury shares £'000	Profit and loss account £'000
At 1 January 2004	113	(9,871)	-	59,464	113	(9,871)	-	302,440
Retained profit/(loss) for the year	-	-	-	21,275	-	-	-	(1,224)
Foreign currency translation differences	-	-	-	(188)	-	-	-	-
Purchases of own shares	65	-	(13,122)	(10,998)	65	-	(13,122)	(10,998)
Credit in respect of share schemes	-	-	-	361	-	-	-	-
At 31 December 2004	**178**	**(9,871)**	**(13,122)**	**69,914**	**178**	**(9,871)**	**(13,122)**	**290,218**

At 31 December 2004, the EBT reserve consisted of 5,640,715 (2003: 5,640,715) ordinary shares held by the Employee Benefit Trust representing 1.58% of the called-up share capital with a market value of £10.5m (2003: £10.5m).

During 2004, 561,386 shares were allocated to satisfy awards made under the 2004 Incentive Share Plan. Dividends are paid on these shares and they are included in the EPS calculation. Dividend income on the remaining 5,079,329 ordinary shares has been waived, and they are excluded from the EPS calculation. 7,765,000 shares representing 2.17% of the called-up share capital are held in treasury. Dividends are not paid on these shares and they are excluded from the EPS calculation.

The cumulative amount of goodwill written off directly to reserves in respect of acquisitions prior to 31 December 1997 is £311.7m (2003: £311.7m).

19. Reconciliation of operating profit to net cash inflow from operating activities

	2004 £'000	2003 £'000
Operating profit before exceptional items	**40,037**	22,884
Exceptional items (note 3)	**-**	(1,101)
Operating profit after exceptional items	**40,037**	21,783
Depreciation and amortisation charges	**6,500**	7,688
Loss on sale of fixed assets	**53**	241
Share scheme charges	**361**	-
Increase in debtors	**(17,739)**	(313)
Incease/(decrease) in creditors	**11,529**	(459)
(Decrease)/increase in provisions (note 15)	**(5,051)**	239
Net cash inflow from operating activities	**35,690**	29,179

20. Reconciliation of net cash flow to movement in net cash

	2004 £'000	2003 £'000
(Decrease)/increase in net cash in the year	**(10,254)**	757
Foreign exchange movements	**35**	305
Movements in net cash in year	**(10,219)**	1,062
Opening net cash	**22,434**	21,372
Closing net cash	**12,215**	22,434

21. Analysis of net cash

	At 1 January 2004 £'000	Cash flow £'000	Foreign exchange movements £'000	At 31 December 2004 £'000
Cash at bank and in hand	23,211	(10,720)	41	**12,532**
Bank overdrafts	(777)	466	(6)	**(317)**
Total net cash	22,434	(10,254)	35	**12,215**

22. *Financial instruments*

The Group's financial instruments comprise borrowings, cash and liquid resources plus various items such as trade debtors and trade creditors which arise directly from its operations. The main purpose of these financial instruments is to provide finance for the Group's operations.

The Group has opted to exclude all financial risk disclosures relating to short term debtors and creditors with the exception of currency risk.

The main exposure arising from the Group's financial instruments is currency risk.

An explanation of the Group's treasury policy is included in the Finance Director's review on page 10.

(a) Currency exposures of financial assets and liabilities

The extent to which Group companies have monetary assets and liabilities, excluding intercompany balances, in currencies other than their local currency is shown in the tables below.

As at 31 December 2004	Net foreign currency monetary assets/(liabilities)				
Functional currency of Group operation	**Sterling £'000**	**US$ £'000**	**EU currencies £'000**	**Other currencies £'000**	**Total 2004 £'000**
Sterling	-	29	-	-	29
US dollar	-	-	-	-	-
EU currencies	-	-	-	-	-
Other currencies	-	-	-	32	32
Total	-	29	-	32	61

As at 31 December 2003	Net foreign currency monetary assets/(liabilities)				
Functional currency of Group operation	**Sterling £'000**	**US$ £'000**	**EU currencies £'000**	**Other currencies £'000**	**Total 2003 £'000**
Sterling	-	-	-	-	-
US dollar	-	-	-	-	-
EU currencies	-	-	-	-	-
Other currencies	-	-	-	163	163
Total	-	-	-	163	163

22. Financial instruments (continued)

(b) Maturity of financial liabilities

The maturity profile of the carrying value of the Group's and Company's financial liabilities, other than short term creditors and accruals, as at 31 December was as follows:

	Group		Company	
	2004 £'000	2003 £'000	2004 £'000	2003 £'000
Less than one year	**317**	777	**-**	-

(c) Borrowing facilities

The Group and Company has the following undrawn committed borrowing facilities available at 31 December:

	Group		Company	
	2004 £'000	2003 £'000	2004 £'000	2003 £'000
Less than one year	**34,877**	23,786	**30,646**	20,632

(d) Financial assets and liabilities

(i) Assets excluding short-term debtors:

	Group 2004 £'000	Group 2003 £'000
Cash	**12,532**	23,211

22. Financial instruments (continued)

(d) Financial assets and liabilities

(ii) Liabilities including interest rate risk profile

The Group does not consider the interest rate risk as significant. The interest rate profile of the Group's financial liabilities, excluding short term creditors at 31 December was as follows:

	Floating rate liabilities	
	2004 £'000	2003 £'000
Currencies other than Sterling	**317**	777

All the Group's creditors falling due within one year (other than bank and other borrowings) have been excluded from the above table by either applying the exemption granted by Financial Reporting Standard 13 relating to other short-term items, or because they do not meet the definition of a financial liability, such as balances relating to taxation.

The benchmark rates for determining floating rate liabilities are based on relevant national LIBOR equivalents.

(e) Fair value of financial assets and liabilities

The fair value of financial assets and liabilities is not materially different to the book value.

23. Commitments and contingent liabilities

Operating lease commitments

At 31 December 2004 the Group was committed to make the following payments in the next financial year in respect of operating leases:

	Land and buildings		Other	
	2004 £'000	2003 £'000	2004 £'000	2003 £'000
Leases which expire:				
Within one year	**536**	705	**103**	90
Within two to five years	**6,954**	6,232	**590**	238
After five years	**4,314**	4,094	**-**	-
	11,804	11,031	**693**	328

23. Commitments and contingent liabilities (continued)

Capital commitments

The Group had capital commitments of £853,000 as at 31 December 2004 (2003: £613,000)

VAT group registration

As a result of group registration for VAT purposes, the Company is contingently liable for VAT liabilities arising in other companies within the VAT group which at 31 December 2004 amounted to £5,661,000 (2003: £3,770,814).

Other commitments

The Company has provided guarantees to other Group undertakings amounting to £533,000 (2003: £368,000).

24. Related party transactions

Details of Directors' shareholdings and share options are shown on pages 26 to 28.

The Group is taking advantage of the exemption granted by paragraph 3(c) of Financial Reporting Standard No. 8 "Related Party Disclosures" not to disclose transactions with group companies which are related parties.

Shareholder Information and Advisers

Annual General Meeting

To be held on 27 May 2005 at 12.00 noon at 39-41 Parker Street, London, WC2B 5LN. Every shareholder is entitled to attend and vote at the meeting.

Final dividend for the year ended 31 December 2004

To be paid (if approved) on 3 June 2005 to shareholders on the register on 6 May 2005.

Company secretary

R A McBride

Company number

3310225

Registered office

39-41 Parker Street
London
WC2B 5LN

Tel: 020 7831 2000
Fax: 020 7269 2280

Auditors	**Solicitors**	**Registrars**	**Brokers**	**Bankers**
Deloitte & Touche LLP	Herbert Smith	Capita IRG	Citigroup	HSBC Bank plc
Chartered Accountants	Exchange House	The Registry	33 Canada Square	West End Business Banking Centre
London	Primrose Street	34 Beckenham Road	Canary Wharf	70 Pall Mall
	London EC2A 3TR	Beckenham, Kent BR3 4TU	London E14 5LB	London SW1Y 5GZ

Key dates

Ex-Dividend date	4 May 2005
Record date	6 May 2005
Annual General Meeting	27 May 2005
Payment of final ordinary dividend	3 June 2005
Interim results announcement	15 August 2005

Five Year Summary Profit and Loss Account

	2000 £'000	2001 £'000	2002 £'000	2003 £'000	2004 £'000
Turnover	458,065	459,547	383,470	372,616	**433,731**
Gross profit	246,329	245,080	192,648	178,485	**210,641**
Operating profit	74,102	58,019	32,136	21,783	**40,037**
Profit on ordinary activities before taxation	58,536	62,326	32,597	22,409	**40,038**
Profit for the financial year	37,008	43,653	21,154	13,745	**35,105**
Basic earnings per share (pence)	9.9	11.8	5.8	3.8	**10.0**
Adjusted earnings per share (pence)	9.9	10.6	5.8	4.1	**7.4**

Annual General Meeting

Notice of Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at 39-41 Parker Street, London WC2B 5LN on Friday 27 May 2005 at 12 noon for the following purposes:

1. To receive and approve the reports of the directors and auditors and accounts for the year ended 31 December 2004.
2. To declare a final dividend on the ordinary share capital of the Company for the year ended 31 December 2004 of 2.75p per share.
3. To re-elect A.A. Montague as a director of the Company (note 2)
4. To re-elect T.W. Benson as a director of the Company (note 2)
5. To re-elect S.J. Ingham as a director of the Company (note 2)
6. To propose the following ordinary resolution:

   That the directors' remuneration report for the year ended 31 December 2004 be received and approved.
7. To re-appoint Deloitte & Touche LLP as auditors of the Company to hold office until the conclusion of the next Annual General Meeting at a remuneration to be fixed by the directors.
8. To propose the following ordinary resolution:

   That the directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (as defined in Section 80 (2) of the Act) up to an aggregate nominal amount of £1,190,675 to such persons upon such conditions as the directors may determine, such authority to expire at the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired (note 4).
9. To propose the following special resolution:

   That the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (as defined in Section 94 of the Act) for cash pursuant to the authority conferred by resolution 8 above as if Section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to:

   (a) the allotment of equity securities in connection with a rights issue and so that for this purpose "rights issue" means an offer of equity securities open for acceptance for a period fixed by the directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of any overseas territory or requirements of any recognised regulatory authority or stock exchange in any country or any matter whatever, and

   (b) the allotment (other than within the authority conferred in sub paragraph (a) above) of equity securities for cash up to an aggregate nominal amount of £178,601,

   and shall expire at the conclusion of the next Annual General Meeting of the Company when the general authority under Resolution 8 shall expire, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired (note 5).

10. To propose as special business the following special resolution:

That pursuant to the Company's Articles of Association and Section 166 of the Companies Act 1985 (the "Act"), the Company be and is hereby generally and unconditionally authorised to make market purchases of ordinary shares of 1p each in the capital of the Company provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 35,720,280;

(b) the minimum price which may be paid for each ordinary share is 1 pence;

(c) the maximum price which may be paid for each ordinary share is in respect of an ordinary share contracted to be purchased on any day, an amount equal to 105% of the average of the mid-market quotations for an ordinary share of the company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the date of passing this resolution, unless such authority is renewed prior to such time; and

(e) the Company may conclude a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be exercised wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired (note 6).

11. To propose the following special resolution:

That the existing Article 139 of the Company's Articles of Association be deleted and replaced with the new Article 139 set out below:

139. Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated Company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated Company.

For the purposes of this article, "associated Company" has the same meaning as in section 309A of the Act (note 8 and 3(ii)).

12. To propose the following ordinary resolution:

That the amendments to the rules of the Michael Page Incentive Share Plan 2004 ("the ISP") set out in Note 9 below and contained in the rules of the ISP in the form produced to the Meeting and initialled by the Chairman for the purposes of identification be and are hereby approved and that the remuneration committee of the Board be and are hereby authorised to take such actions as may be necessary or desirable to make the amendments to the ISP (note 9 and 3(iii)).

By order of the Board

R. A. McBride
Secretary
39-41 Parker Street
London WC2B 5LN

Registered in England No. 3310225
22 February 2005

Notes

1. Any member entitled to attend and vote at the meeting may appoint another person, whether a member or not, as his proxy to attend and on a poll, to vote instead of him. A form of proxy is enclosed for this purpose and must be deposited with the Company's registrars together with any power of attorney or other authority under which it is signed, not less than 48 hours before the time appointed for the meeting. Completion and return of the form of proxy will not preclude a member from attending and voting at the meeting.

2. Messrs Montague, Benson and Ingham retire by rotation and are seeking reappointment at the Annual General Meeting. Biographical information on each of the directors is contained on pages 12 and 13 of the annual report and accounts.

3. The (i) register of directors' interests required to be kept under section 325 of the Act together with copies of the directors' service contracts; (ii) a copy of the proposed amended Articles of Association that reflect the proposed changes under paragraph 11 of this notice; and (iii) copies of the current rules of the ISP and copies of the amended rules of the ISP marked to show the proposed changes under paragraph 12 of this notice, will all be available for inspection by members at the registered office of the Company on any weekday during normal business hours from the date of this announcement until the day of the Annual General Meeting and at the place of the meeting not less than 15 minutes before the meeting commences and after the meeting concludes.

4. This authority is in respect of 33% of the issued share capital of the Company and is in accordance with the recommendations of the Association of British Insurers ("ABI"). It is the directors' intention to seek renewal of this authority annually. The directors have no present intention of exercising this authority.

5. This authority is in respect of 5% of the issued share capital of the Company and is in accordance with the recommendations of the ABI. It applies to both the issue of new shares and sales of shares out of treasury. It is the directors' intention to seek renewal of this authority annually. The directors have no present intention of exercising this authority.

6. This authority is in respect of 10% of the issued share capital of the Company and the power given by this resolution will only be exercised if the directors are satisfied that any purchase will increase the Earnings per Share of the Ordinary Share Capital in issue after the purchase and accordingly, that the purchase is in the interests of shareholders. Shares purchased under this authority may be cancelled or held in treasury. Any shares held in treasury will have no voting rights, no rights to receive dividends, and will be treated as cancelled whilst in treasury.

7. To have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person may cast), a person must have his/her name entered on the register of members by no later than 48 hours before the time of the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote (and the number of votes they may cast) at the meeting or adjourned meeting.

8. The Companies (Audit, Investigations and Community Enterprise) Act 2004 ("Companies (Audit) Act") will come into force in April 2005. Amongst other things, the Companies (Audit) Act relaxes the previous prohibition in section 310 of the Act on companies indemnifying their directors against costs and liabilities.

   The changes to the Act mean that (i) the restrictions only apply to the Company's directors and auditors and not to the Company's Secretary and other officers; (ii) where liabilities arise from actions brought by third parties both the costs (of the director and the third party) and any damages may, subject to certain exclusions, be paid by the Company, even if the judgement goes against the director; and (iii) where liabilities are owing to the Company, the Company is not able to indemnify the director against damages awarded to the Company itself but may pay the director's defence costs as they are incurred.

Notes (continued)

9. Shareholders have already given approval for the Company to buy, hold and re-sell its own shares as treasury shares (see Resolution 9 and Note 5 to this Notice). The Directors are now seeking shareholder approval to use treasury shares to satisfy options and awards granted to participants under the Michael Page Incentive Share Scheme 2004 ("the ISP"). The ability to use treasury shares under the ISP is required because advice has been received that tax and legal problems may arise in certain overseas jurisdictions if existing shares are delivered to participants in the ISP by the trustees of the Michael Page Employees' Benefit Trust ("the Trustees"). Consequently, it is anticipated that treasury shares will only be used under the ISP in those jurisdictions where tax or legal problems arise in connection with the delivery of existing shares by the Trustees.

Suit, Shoes, Bag and Scarf by House of Fraser, City **Hair** by Amanda Steele **Make-Up** by Bobbi Brown
Styling by Deborah Miller **Professional Career** arranged through Michael Page International


Michael Page International is a world leading
10 offices in 16 countries worldwide |

Michael Page International plc
39-41 Parker Street, London WC2B 5LN
Tel: 020 7831 2000 Fax: 020 7269 2280
www.michaelpage.co.uk

Michael Page
INTERNATIONAL

[82-5162]

Regulatory Announcement

Go to market news section

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:20 25-Apr-05
Number	4849L

RNS Number:4849L
Michael Page International PLC
25 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

3,206,377

6) Percentage of issued Class

0.92%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

22/4/05

11) Date company informed

25/4/05

12) Total holding following this notification

24,618,532

13) Total percentage holding of issued class following this notification

7.08%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
(01932 264143)

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 25/4/2005

Schedule A

Security: Michael Page International Plc Amendment No 17

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
77,900	FIL	BANK OF NEW YORK BRUSSELS Total
17,687,566	FIL	BROWN BROS HARRIMN LTD LUX Total
82,237	FIL	MORGAN STANLEY LONDON Total
85,000	FIL	NORTHERN TRUST LONDON Total
102,800	FIL	STATE STR BK AND TR CO LNDN (S Total
363,211	FISL	JP MORGAN, BOURNEMOUTH Total
4,282,352	FMTC	STATE STREET BANK AND TR CO Total
22,600	FPM	BANK OF NEW YORK BRUSSELS Total
1,483,766	FPM	JP MORGAN, BOURNEMOUTH Total
84,600	FPM	MELLON BANK Total
346,500	FPM	NORTHERN TRUST LONDON Total
24,618,532		Grand Total Ordinary Shares

Current ownership

percentage: 7.08%

This information is provided by RNS
The company news service from the London Stock Exchange

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82- 5162

RECEIVED
2005 MAY -3 A 10: 07

Regulatory Announcement

Go to market news section

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Directorate Change
Released	15:09 25-Apr-05
Number	4812L

RNS Number:4812L
Michael Page International PLC
25 April 2005

Michael Page International plc (the "Company")

Board change

The Company announces that Rob Lourey has resigned as a non executive director with immediate effect following his relocation to Sydney, Australia.

For further information please contact:

Michael Page International plc	(020 7269 2301)
Richard McBride	Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3310225

Company Name in full Michael Page International plc

	Day	Month	Year
Date of termination of appointment	2 5	0 4	2 0 0 5

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Robert

Surname: Lourey

	Day	Month	Year
†Date of Birth	1 9	0 3	1 9 5 7

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 25/4/05

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Richard McBride

Tel 01932 264 141

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

[82-5162]

Regulatory Announcement

Go to market news section

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	11:13 18-Apr-05
Number	1695L

RNS Number:1695L
Michael Page International PLC
18 April 2005

Michael Page International plc ("the Company") announces that on 18 April 2005 the number of ordinary shares of 1p each ("Shares") in the Company held by Mourant & Co. Trustees Limited as trustee of the Michael Page Employees' Benefit Trust ("the Trustee"), has increased from 4,116,482 Shares to 4,155,342 Shares by reason of the transfer of 38,860 Shares to the Trustee, the beneficial interest in which was previously held by a participant (who is not a director of the Company) under the Michael Page Incentive Share Plan.

The executive directors were not connected with the transaction that took place and their individual beneficial interests in Shares remain unchanged after this announcement.

The executive directors of the Company are deemed to have a technical interest in all 4,155,342 Shares held beneficially and legally by the Trustees.

Richard McBride
Company Secretary
01932 264 141

This information is provided by RNS
The company news service from the London Stock Exchange

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[32-5162]

Regulatory Announcement

Go to market news section

Company	Michael Page International PLC
TIDM	MPI
Headline	Annual Report and Accounts
Released	09:00 18-Apr-05
Number	1473L

Michael Page
INTERNATIONAL

RNS Number:1473L
Michael Page International PLC
18 April 2005

2004 Annual Report / Notice of 2005 AGM / Proxy Form

A copy of the above documentation has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel no: 020 7676 1000

This information is provided by RNS
The company news service from the London Stock Exchange

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[82-5162]

Business Reply
Licence Number
MB 122

2

Capita Registrars (Proxies)
PO Box 25
BECKENHAM
Kent
BR3 4BR

Relating to the Annual General Meeting of the Company to be held at 12 noon on Friday 27 May 2005 at 39-41 Parker Street, London WC2B 5LN.

I/We ______________________________

of ______________________________

being a holder(s) of ordinary shares of 1p each in the capital of the Company hereby appoint the Chairman of the meeting or (see Note 5)

____

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 12 noon on Friday 27 May 2005 and at any adjournment thereof.

My/our proxy is to vote on the resolutions to be proposed at the Meeting as follows:

Resolutions	For	Against	Vote Withheld
1. To receive and approve the Accounts and the reports of the Directors and Auditors			
2. To declare a dividend of 2.75p per ordinary share of the Company			
3. To re-elect A.A. Montague as a Director			
4. To re-elect T.W. Benson as a Director			
5. To re-elect S.J. Ingham as a Director			
6. To receive and approve the report on Directors' remuneration			
7. To re-appoint Deloitte & Touche LLP as Auditors			
8. To authorise the Directors to allot shares pursuant to Section 80 of the Companies Act 1985			
9. To disapply statutory pre-emption rights pursuant to Section 95 of the Companies Act 1985			
10. To authorise the Company to purchase its own shares			
11. To amend the Company's Articles of Association			
12. To amend the rules of the Michael Page Incentive Share Plan 2004			

In the absence of instructions, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolutions. The proxy is also authorised to vote (or abstain from voting) on any other business which may properly come before the meeting.

Signatures ______________________ Date ______________

Notes.

1. Please indicate how you wish your proxy to vote on the resolutions by inserting 'X' in the appropriate space.

2. The "Vote Withheld" option is to enable you to abstain on the resolution. Please note that a "Vote Withheld" has no legal effect and will not be counted in the votes "For" and "Against" the resolution.

3. In the case of a corporation the proxy must be under its common seal (if any) or the hand of its duly authorised agent or officer. In the case of an individual the proxy must be signed by the appointer, holder, attorney, or other authority (if any) under which it is signed.

4. This proxy should reach Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR, not less than 48 hours before the time for the holding of the meeting or adjourned meeting together with any authority (or a notarially certified copy of such authority) under which it is signed.

5. If you wish to appoint a proxy other than the Chairman of the meeting, delete the words "the Chairman of the meeting" and insert the name and address of your proxy in the space provided. Please initial the amendment. A proxy, who need not be a member of the Company, must attend the meeting in person to represent you.

6. In the case of joint holders the signature of only one of the joint holders is required but, if more than one votes, the vote of the first named on the register of members will be accepted to the exclusion of other joint holders.

[82-5162]

Business Reply
Licence Number
MB 122

2

Capita Registrars (Proxies)
PO Box 25
BECKENHAM
Kent
BR3 4BR

Relating to the Annual General Meeting of the Company to be held at 12 noon on Friday 27 May 2005 at 39-41 Parker Street, London WC2B 5LN.

I/We ______________________________

of ______________________________

being a holder(s) of ordinary shares of 1p each in the capital of the Company hereby appoint the Chairman of the meeting or (see Note 5)

____

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 12 noon on Friday 27 May 2005 and at any adjournment thereof.

My/our proxy is to vote on the resolutions to be proposed at the Meeting as follows:

Resolutions	For	Against	Vote Withheld
1. To receive and approve the Accounts and the reports of the Directors and Auditors			
2. To declare a dividend of 2.75p per ordinary share of the Company			
3. To re-elect A.A. Montague as a Director			
4. To re-elect T.W. Benson as a Director			
5. To re-elect S.J. Ingham as a Director			
6. To receive and approve the report on Directors' remuneration			
7. To re-appoint Deloitte & Touche LLP as Auditors			
8. To authorise the Directors to allot shares pursuant to Section 80 of the Companies Act 1985			
9. To disapply statutory pre-emption rights pursuant to Section 95 of the Companies Act 1985			
10. To authorise the Company to purchase its own shares			
11. To amend the Company's Articles of Association			
12. To amend the rules of the Michael Page Incentive Share Plan 2004			

In the absence of instructions, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolutions. The proxy is also authorised to vote (or abstain from voting) on any other business which may properly come before the meeting.

Signatures ______________________ Date ______________

Notes.

1. Please indicate how you wish your proxy to vote on the resolutions by inserting 'X' in the appropriate space.

2. The "Vote Withheld" option is to enable you to abstain on the resolution. Please note that a "Vote Withheld" has no legal effect and will not be counted in the votes "For" and "Against" the resolution.

3. In the case of a corporation the proxy must be under its common seal (if any) or the hand of its duly authorised agent or officer. In the case of an individual the proxy must be signed by the appointer, holder, attorney, or other authority (if any) under which it is signed.

4. This proxy should reach Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR, not less than 48 hours before the time for the holding of the meeting or adjourned meeting together with any authority (or a notarially certified copy of such authority) under which it is signed.

5. If you wish to appoint a proxy other than the Chairman of the meeting, delete the words "the Chairman of the meeting" and insert the name and address of your proxy in the space provided. Please initial the amendment. A proxy, who need not be a member of the Company, must attend the meeting in person to represent you.

6. In the case of joint holders the signature of only one of the joint holders is required but, if more than one votes, the vote of the first named on the register of members will be accepted to the exclusion of other joint holders.

Michael Page
INTERNATIONAL